Form 10-K405, Exhibit 13
period 2001-12-31
ROADWAY CORP
filed 2002-03-28
CIK 1141496

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2001 COMPARED TO 2000

The Company's net income of $30.8 million or $1.64 per share (diluted) for the year ended December 31, 2001 declined from $56.5 million or $2.98 per share (diluted) for the prior year. Deteriorating economic conditions during 2001 led to a tonnage decline at Roadway Express of 12.6% or over 1 million tons compared to the prior year. The operating ratio for the Company deteriorated to 97.9% from 96.8% in 2000. Net revenue was $2.79 billion in 2001 versus $3.04 billion in 2000, an 8.2% decline.

Revenue per ton for Roadway Express, excluding the 0.5% reduction in the fuel surcharge, was 4.5% higher than last year. A variable rate fuel surcharge, assessed by the Company when the national average price of diesel fuel exceeds $1.10 per gallon, has been in effect at varying rates since 1999. The increase in rates, despite the current economic conditions, reflects the relatively stable pricing environment and our customers' recognition of the value of our product offerings in the marketplace and the quality of our service. Roadway Express did not encounter significant changes in the overall characteristics of its freight, such that the average shipment size increased six pounds to 1,135 pounds, and the average length of haul increased to 1,312 miles, up 11 miles over 2000. Revenue declined in all of our service offerings except for specialized domestic products, which grew 4.2%. Specialized domestic products include Time Critical, Ocean Service, Exhibit Service, International North America, and Protective Service.

The Company's ongoing initiatives to improve operating margins resulted in a more variable cost structure and better cost controls, which has improved our flexibility and response to the slowing economy.

Salaries, wages, and benefits increased to 63.9% of revenue, up from 62.2% in 2000. 1.2% of this increase is attributable to employee health and pension benefits, and 0.5% is attributable to driver wage expenses. Intercity drivers drove a greater percentage of the linehaul miles compared to a reduced percentage utilizing railroads. Driver wages in the city operation increased as a percentage of revenue as the Company continued to maintain coverage with all customers, despite reduced tonnage. All other salary and wage related expenses declined consistent with business levels. Due to the reduced business levels, the Company's workforce has been reduced by 9% through layoffs and hiring restrictions, when compared to the year 2000.

Operating supplies and expenses dropped 11.8%, which was in line with reduced business volume. Costs which declined greater than business levels were fuel, pickup and delivery equipment rents, and terminal supplies. Long term tractor lease expense increased 16%, reflecting the replacement of older linehaul tractors with new, leased equipment.

Purchased transportation costs declined 10.5%, with railroad use 20% below a year ago. Railroad miles decreased to 25.3% of linehaul miles, compared to 27.9% in 2000. Canadian and Mexican owner operator costs increased by 6.2%, reflecting the continued growth of our North American network.

The 26% decrease in claims and insurance expense reflects a reduction in costs associated with cargo loss and damage and public liability claims. These decreases reflect the reduction of business levels, improved cargo handling performance, and improved driver safety performance. These performance improvements are partially due to the Company's programs emphasizing employee safety, accident prevention, and cargo integrity. Heightened security measures have been enacted to protect our employees, our customers' freight, and our property and equipment to prevent criminal activities. The Company has been able to maintain adequate insurance coverage; however, insurance premiums have increased compared to last year.

Depreciation expense increased 28.4%, reflecting recent capital expenditures for tractors, trailers, and information technology expenditures.

The operating income of $59.2 million, or 2.1% of revenue compares to an operating income of $96.4 million, or 3.2% of revenue in 2000.

The net other expense of $6 million is due to an employment-related legal judgement, other non-operating expenses of $0.9 million, and net interest expense of $0.4 million during the year. The income tax rate of 42.0% compares with 42.5% in 2000. The Company's tax rate in 2001 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations.

These results include New Penn and ATS from December 1, 2001, which added $27 million of revenue, or approximately 1% of the total for 2001. On a pro forma basis, had the acquisition occurred on January 1, 2001, revenue would have increased $358 million, operating income would have increased $34 million, the operating ratio would have improved to a 97.0%, and earnings per share would have increased $0.24. These pro forma results are not necessarily indicative of actual performance had the acquisition occurred on January 1, and are no guarantee of future operating results.


2000 COMPARED TO 1999

The Company had net income of $56.5 million or $2.98 per share (diluted) for the year ended December 31, 2000, compared to income of $45.8 million, or $2.39 per share (diluted) in 1999. Revenue increased 8.0% to $3.04 billion in 2000, while operating expenses rose 7.6%, leading to the improvement in the operating ratio to 96.8%, down from 97.3% in 1999. The Company delivered 8.4 million tons of freight in 2000, which is flat compared to 1999. Less-than-truckload (LTL) tonnage was up 1.4%, and truckload tonnage was down 5.7% compared to the prior year.

Underlying freight rates improved due to the general rate increases effective in September of 1999 and 2000, and contractual rate modifications throughout the year. Net revenue per ton was $359.90 in 2000, up 8.0% compared to 1999. LTL revenue per ton increased 7.3%, and truckload revenue per ton increased 6.2%. The variable rate fuel surcharge resulted in an effective rate increase of 2.7%. The Company's specialized product offerings grew 17%.

Cost control efforts included operational changes to reduce transportation costs and maintain high service standards with technological enhancements that allowed improved load planning and scheduling, more effective use of road and rail capacity, and equipment enhancements such as deck trailers that allow greater cubic utilization. Significant investments were made in the system infrastructure for new hubs and service centers in several locations, the most significant of which were the Los Angeles basin, the New York City area, and the Pacific Northwest. Other cost control initiatives included continued emphasis on safety improvement, particularly with the Challenge 2000 program, cargo claims reductions, and aggressive administrative cost controls tied to process improvements and goal awareness. Challenge 2000 is a comprehensive effort at each of the Company's over 400 facilities to mobilize the entire workforce to reduce injuries and accidents, and improve safety.

Salaries, wages, and benefits rose 5.4% in 2000, and were 62.2% of revenue, down from 63.8% in 1999. The primary component of this dollar increase was the 3.2% increase in wages and benefits on April 1, 2000, under our labor contract. Linehaul driver wages increased 5.2%, reflecting the wage increase coupled with an increase in driver miles. Pickup and delivery wages increased 3.2%. Dock wages were up 4.3% due to the wage increase and additional LTL tonnage, which required more dock handling than truckload freight. Workers' compensation costs rose by $8.7 million, or 20%, due to increased dock hours, driver miles, and injury severity. Health, welfare, and pension expenses for all employees increased $18.1 million. The benefit costs were favorably impacted by the investment performance of the Company sponsored non-union pension fund, which resulted in a credit to pension expense of $3.3 million for the year. Indirect wage expenses increased $11.6 million, or 8.4%. Two-thirds of this increase related to performance-based variable pay that is directly linked to improved profits.

Operating supplies and expenses for 2000 were 16.3% above 1999. Fuel costs increased $41 million, as the Company's average fuel prices increased 67% over 1999. This dramatic rise in fuel prices was offset by the fuel surcharge discussed above. Equipment lease and rental expenses increased by $10.4 million, or 25% over 1999. This is primarily due to the Company's use of leases for linehaul tractor and trailer replacement. Terminal operating supply and service costs rose $15.4 million, or 13.1%. These increases relate to facility maintenance and security, communications, cargo packing supplies, and other miscellaneous items.

Purchased transportation expense increased $18.5 million during 2000, primarily due to growth in our Canadian and Mexican operations, which utilize owner-operators in linehaul service. The costs of purchased transportation services that the Company utilized, such as railroads, owner-operators, and purchased P&D service, were also impacted by fuel price hikes. For 2000, the portion of linehaul miles run on the railroads decreased slightly to 27.9% from 28.9% in 1999.

An increase of $1.7 million in insurance and claims expense reflected the impact of accident severity on public liability claims.

Depreciation expense increased primarily due to additional capital expenditures for revenue equipment, data processing equipment, and software. The loss on the sale of operating property arose from the disposal of old linehaul tractors that were replaced with leased units.

The operating income of $96.4 million or 3.2% of revenue compared to an operating income of $77.2 million or 2.7% of revenue in 1999.

The Company's tax rate in 2000 differed from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.5% in

2000, compared to 42.6% in 1999.


LIQUIDITY AND CAPITAL RESOURCES

The Company remained debt free until the acquisition of Arnold Industries in November 2001. The acquisition was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225 million in senior notes, and with available cash.

The credit facility consists of a five-year, $150 million senior revolving credit facility with a $100 million sublimit for letters of credit, and a five-year $175 million senior term loan. As of December 31, 2001, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $52 million as a result of the issuance of letters of credit, primarily related to casualty claims. The term loan was drawn in full to partially fund the acquisition of Arnold. After tax proceeds of $75 million from the sale of Arnold's logistics business (ARLO) were used to pay down borrowings on this facility. As of December 31, 2001, $100 million was outstanding under the term loan facility, with quarterly installments ranging from $2.5 million in 2002 to $7.5 million in 2006.

Under the accounts receivable securitization arrangement, Roadway Express can finance up to $200 million of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to an unrelated third party financial conduit. At December 31, 2001, undivided interests in the accounts receivable pool aggregating $100 million were sold under this arrangement, leaving an additional $100 million available.

The arrangement provides that new Roadway Express accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables. The conduit has collection rights to recover payments from the receivables in the designated pool and Roadway Express retains collection and administrative responsibilities for the undivided interests in the pool.

The Company also issued $225 million of 8 1/4% senior notes due December 1, 2008. Interest is due semi-annually June 1 and December 1, commencing June 1, 2002.

The Company's Canadian subsidiary also has a $10 million credit facility available for borrowing under a secured revolving line of credit and bankers' acceptances. At year end nothing was outstanding on this facility.

At December 31, 2001, the Company had outstanding debt of $325 million, $18 million of which is classified as current on the December 31, 2001 balance sheet. Remaining borrowing capacity of $208 million was available under these arrangements at year end.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth.

Management intends to promptly extinguish the outstanding debt as available cash flows permit, which will position the Company for other qualified acquisition opportunities.

Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 2002 of an additional 15% of Roadway Express' linehaul tractors through operating lease arrangements. During 2001, 9% of Roadway Express' linehaul tractors were replaced under operating leases. In addition to the leases mentioned above, capital expenditures of $105 million are planned for 2002. Most of the capital expenditures are designated for revenue equipment, facilities, and information systems. Management believes that cash flows from operations and current financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and anticipated expenditures for other corporate purposes during 2002, as was the case in 2001.

The Company's pension plan assets declined 10.2% due to the stock market downturn in 2001. This may result in a requirement to fund the pension plan beginning in 2003, an event that has not occurred since we became an independent company in 1996.

The impact of inflation on operating expenses has been moderate in recent years.


OTHER MATTERS


Roadway developed significant new ventures during 2001. Roadway Corporation, a holding company, was formed to facilitate adding additional service capabilities. The most significant addition to the Company's service capabilities was the acquisition of Arnold Industries in November 2001. Two autonomous entities operating in separate segments were added; New Penn Motor Express, and Arnold Transportation Services, as described in detail in Footnote 3 of the Audited Financial Statements. The Company became a minority partner in Integres Global Logistics, Inc., an integrated airfreight service provider. Other original Integres partners include United Airlines, American Airlines, Unisys, G-Log, and UTi Worldwide. Integres is a key component of Roadway Express' new service offering, Roadway Air, which began operations in January 2002.

Under the terms of the Teamster contract, which extends through March 31, 2003, wage and benefit increases approximating 2% will be effective April 1, 2002. The Company and the Teamsters have had ongoing discussions under auspices of the current contract. Both parties recognize the benefits in the marketplace of an early contractual agreement, and are making efforts to accomplish this task. Our intent is to settle the new contract earlier than the previous contract, which was settled seven weeks prior to the expiration date.

Reserves for casualty claims represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention limits that have varied over the years from $20,000 to $3,000,000. The liability balances are closely monitored by the Company and its TPAs using actual adjuster evaluations of each claim and a statistical benchmarking data base for analysis of reserve accuracy.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. The Company believes that its obligation with regard to these sites is not significant.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 5.62% to 6.59% on leases with a notional amount of $25.8 million, and prevent the Company's earnings from being directly affected by changes in interest rates related to its trailer leases. The fair value of the Company's interest rate swaps at December 31, 2001 is a liability of approximately $592,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements.

The Company may incur economic losses due to adverse changes in foreign currency exchange rates, primarily with fluctuations in the Canadian dollar and Mexican peso. A 10% adverse change in foreign currency exchange rates would have no material impact on future cash flows and earnings of the Company.

Potential fuel price increases, an unpredictable cost component for the Company are mitigated by a variable rate fuel surcharge as discussed in the results of operations above.

                      Roadway Corporation and Subsidiaries

                           Consolidated Balance Sheets

                                                                                          DECEMBER 31
                                                                                    2001               2000
                                                                             ---------------------------------------
                                                                               (in thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                                                    $     122,873      $      64,939
   Accounts receivable, including retained interest
     in securitized receivables, net                                                  203,175            296,133
   Prepaid expenses and supplies                                                       15,865             16,760
   Deferred income taxes                                                               18,541             15,638
                                                                             ---------------------------------------
Total current assets                                                                  360,454            393,470
Carrier operating property, at cost                                                 1,621,539          1,430,074
   Less allowance for depreciation                                                  1,013,614          1,001,389
                                                                             ---------------------------------------
Net carrier operating property                                                        607,925            428,685
Goodwill, net                                                                         268,253             16,086
Deferred income taxes                                                                  31,054             29,118
Other assets                                                                           35,163              3,046
                                                                             ---------------------------------------
Total assets                                                                    $   1,302,849      $     870,405
                                                                             =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             $     216,765      $     178,890
   Salaries and wages                                                                 122,175            122,280
   Current portion of long-term debt                                                   18,000                  -
   Freight and casualty claims payable                                                 56,153             51,876
                                                                             ---------------------------------------
Total current liabilities                                                             413,093            353,046

Long-term liabilities:
   Casualty claims and other                                                           66,070             60,904
   Deferred income taxes                                                               35,771                  -
   Accrued pension and postretirement health care                                     121,020            116,584
   Long-term debt                                                                     307,000                  -
                                                                             ---------------------------------------
Total long-term liabilities                                                           529,861            177,488

Shareholders' equity:
   Preferred stock
     Authorized--20,000,000 shares; Issued--none                                            -                  -
   Common stock--$.01 par value;
     Authorized--100,000,000 shares; Issued--20,556,714 shares                            206                206
   Additional paid-in capital                                                          38,555             40,430
   Retained earnings                                                                  362,123            335,157
   Accumulated other comprehensive loss                                                (9,741)            (6,725)
   Unearned portion of restricted stock awards                                        (10,417)            (8,990)
   Treasury shares (1,179,900 shares in 2001 and 1,166,386 shares in 2000)            (20,831)           (20,207)
                                                                             ---------------------------------------
Total shareholders' equity                                                            359,895            339,871
                                                                             ---------------------------------------
Total liabilities and shareholders' equity                                      $   1,302,849     $      870,405
                                                                             =======================================

See accompanying notes.

                      Roadway Corporation and Subsidiaries

                        Statements of Consolidated Income

                                                                        YEAR ENDED DECEMBER 31
                                                            2001                 2000                 1999
                                                    ----------------------------------------------------------------
                                                                (in thousands, except per share data)

Revenue                                                $     2,791,748      $     3,039,560      $     2,813,214

Operating expenses:
   Salaries, wages and benefits                              1,785,117            1,889,928            1,793,594
   Operating supplies and expenses                             480,529              544,774              468,452
   Purchased transportation                                    275,637              308,089              289,544
   Operating taxes and licenses                                 71,624               78,271               76,113
   Insurance and claims                                         47,728               64,442               62,700
   Provision for depreciation                                   71,512               55,675               45,492
   Net loss on sale of carrier operating property
                                                                   418                1,969                  103
                                                    ----------------------------------------------------------------
Total operating expenses                                     2,732,565            2,943,148            2,735,998
                                                    ----------------------------------------------------------------
Operating income                                                59,183               96,412               77,216

Other income (expense):
   Interest expense                                             (2,755)                (341)                (716)
   Other, net                                                   (3,261)               2,213                3,245
                                                    ----------------------------------------------------------------
                                                                (6,016)               1,872                2,529
                                                    ----------------------------------------------------------------
Income before income taxes                                      53,167               98,284               79,745
Provision for income taxes                                      22,330               41,742               33,972
                                                    ----------------------------------------------------------------
Net income                                              $       30,837      $        56,542      $        45,773
                                                    ================================================================
Earnings per share--basic                               $         1.67      $          3.03      $          2.43
                                                    ================================================================

Earnings per share--diluted                             $         1.64      $          2.98      $          2.39
                                                    ================================================================

Dividends declared per share                            $         0.20      $          0.20      $          0.20
                                                    ================================================================


See accompanying notes.

                      Roadway Corporation and Subsidiaries

                 Statements of Consolidated Shareholders' Equity

                                                                                  ACCUMULATED      UNEARNED
                                                          ADDITIONAL                 OTHER        PORTION OF
                                                COMMON     PAID-IN     RETAINED   COMPREHENSIVE   RESTRICTED     TREASURY
                                   TOTAL        STOCK      CAPITAL     EARNINGS   INCOME (LOSS)   STOCK AWARDS    SHARES
                                  ------------------------------------------------------------------------------------------
                                                                         (in thousands)
Year ended December 31, 1999
Balance at January 1, 1999          $ 249,609    $ 206    $  42,057    $ 240,592   $ (6,041)      $  (6,862)     $  (20,343)
   Net income                          45,773                             45,773
   Foreign currency translation
     adjustments                          450                                           450
                                    ----------
   Total comprehensive income          46,223
   Dividends declared                  (3,875)                            (3,875)
   Treasury stock activity--net           116                                                                           116
   Restricted stock award activity     (1,118)                 (471)                                   (647)
                                    ------------------------------------------------------------------------------------------
Balance at December 31, 1999          290,955      206       41,586      282,490     (5,591)         (7,509)        (20,227)
Year ended December 31, 2000
   Net income                          56,542                             56,542
   Foreign currency translation
     adjustments                       (1,134)                                       (1,134)
                                    ----------
   Total comprehensive income          55,408
   Dividends declared                  (3,875)                            (3,875)
   Treasury stock activity--net            20                                                                            20
   Restricted stock award activity     (2,637)               (1,156)                                 (1,481)
                                    ----------------------------------------------------------------------------------------
Balance at December 31, 2000          339,871      206       40,430      335,157     (6,725)         (8,990)        (20,207)

YEAR ENDED DECEMBER 31, 2001
   Net income                          30,837                             30,837
   Foreign currency
     translation adjustments           (2,424)                                       (2,424)
   Derivative fair value
     adjustments                         (592)                                         (592)
                                    ----------
   Total comprehensive income          27,821
   Dividends declared                  (3,871)                            (3,871)
   Treasury stock activity--net          (624)                                                                         (624)
   Restricted stock award
     activity                          (3,302)               (1,875)                                 (1,427)

                                    ----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001        $ 359,895    $ 206    $  38,555    $ 362,123   $ (9,741)      $ (10,417)      $ (20,831)
                                    ========================================================================================

See accompanying notes.

                      Roadway Corporation and Subsidiaries

                      Statements of Consolidated Cash Flows

                                                                           YEAR ENDED DECEMBER 31
                                                                  2001              2000               1999
                                                           ---------------------------------------------------------
                                                                               (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $     30,837       $     56,542      $     45,773
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                                  72,877             56,878            45,635
     Loss on sale of carrier operating property                        418              1,969               103
     Changes in assets and liabilities:
       Accounts receivable                                          42,990                420           (19,429)
       Other assets                                                 (8,714)            (8,829)          (13,509)
       Accounts payable and accrued items                          (23,691)            (7,184)           34,785
       Long-term liabilities                                         2,506             (2,812)            6,483
                                                           ---------------------------------------------------------
Net cash provided by operating activities                          117,223             96,984            99,841

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                       (403,068)            (2,885)           (6,924)
Purchases of carrier operating property                            (70,335)          (109,617)          (76,063)
Sales of carrier operating property                                  4,381              3,617             7,256
                                                           ---------------------------------------------------------
Net cash (used) in investing activities                           (469,022)          (108,885)          (75,731)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of accounts receivable                                        100,000                  -                 -
Long-term debt proceeds                                            325,000                  -                 -
Debt issuance costs                                                (10,826)                 -                 -
Dividends paid                                                      (3,871)            (3,874)           (3,872)
Treasury stock activity--net                                          (624)                20               116
                                                           ---------------------------------------------------------
Net cash provided (used) in financing activities                   409,679             (3,854)           (3,756)
Effect of exchange rate changes on cash                                 54               (103)              211
                                                           ---------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                57,934            (15,858)           20,565
Cash and cash equivalents at beginning of year                      64,939             80,797            60,232
                                                           ---------------------------------------------------------
Cash and cash equivalents at end of year                      $    122,873       $     64,939      $     80,797
                                                           =========================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Corporation and Subsidiaries
December 31, 2001

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Corporation (the Company) is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. Approximately 72% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2003.

Effective May 30, 2001, holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation, and Roadway Express, Inc. became a wholly owned direct subsidiary of Roadway Corporation (the Reorganization). The Reorganization was effected by a merger pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the shareholders of the Company. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger.

Roadway Express, Inc. and subsidiaries (Roadway Express) provides long haul, less-than-truckload (LTL) freight services in North America and offers services to an additional 66 countries worldwide in a single business segment.

Roadway Next Day Corporation (Roadway Next Day), formerly known as Arnold Industries, Inc. (Arnold), was acquired on November 30, 2001 and provides regional next-day LTL, and truckload (TL) freight services in North America in two business segments.

2. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS--The Company considers highly liquid investments generally with a maturity of three months or less when purchased to be cash equivalents.

DEPRECIATION--Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Major maintenance expenditures that extend the useful life of carrier operating equipment are capitalized and depreciated over 2 to 5 years.

FINANCIAL INSTRUMENTS--The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. As a result of the adoption of SFAS No. 133, the Company will recognize all derivative financial instruments as either assets or liabilities at fair value. The only derivative financial instruments the Company utilizes consist of interest rate swaps on certain trailer leases as part of its overall risk management policy which have been designated as cash flow hedges under SFAS No. 133. Under the provisions of SFAS No. 133, changes in the fair value of the interest rate swaps are recognized in other comprehensive income until such time as the hedged items are recognized in net income. The cumulative effect of the change in the Company's method for accounting for derivative financial instruments was not material at the transition date. The Company does not use derivative financial instruments for trading purposes (see Note 10).

RECEIVABLE SALES--The Company sells receivables in securitization transactions, and retains an equity interest in the receivables pool, servicing rights, and a cash reserve account. These constitute the retained interests in the securitized receivables. The estimated fair value is based on the present value of the expected cash flows, which approximates face value adjusted for allowances for anticipated losses.

CONCENTRATION OF CREDIT RISKS--The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

GOODWILL--Goodwill represents costs in excess of net assets of acquired businesses, which are amortized using the straight-line method primarily over a period of 20 years. The Company evaluates the realizability of goodwill over the remaining amortization period based on the undiscounted cash flows of the businesses acquired. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to its fair value. No reduction of goodwill for impairment has been necessary to date.

During July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets. This Statement also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. This Statement is required to be adopted on January 1, 2002. As of December 31, 2001, the Company had net unamortized goodwill of $268,253,000, including $253,532,000 of goodwill recorded in connection with the Company's acquisition of Arnold Industries, Inc. on November 30, 2001 (see Note 3). Goodwill amortization in 2001 was $967,000, and will be zero in 2002. The Company's goodwill amortization is not deductible for tax purposes. No impairment of goodwill is expected.

CASUALTY CLAIMS PAYABLE--These accruals represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator
(TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention limits that have varied over the years from $20,000 to $3,000,000. The liability balances are closely monitored by the Company and its TPAs using actual adjuster evaluations of each claim and a statistical benchmarking data base for analysis of reserve accuracy. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

REVENUE RECOGNITION--The Company recognizes revenue as earned on the date of freight delivery to consignee. Related expenses are recognized as incurred.

STOCK-BASED COMPENSATION--The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

FOREIGN CURRENCY TRANSLATION--Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS--In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required.

RECLASSIFICATIONS--Certain items in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

NEW ACCOUNTING PRONOUNCEMENT--In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 as of January 1, 2002 and does not expect the adoption of the Statement to significantly impact the Company's financial position or results of operations.

3. BUSINESS ACQUISITION

On November 30, 2001, the Company acquired Arnold Industries, Inc. for cash consideration of $558,831,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold's logistics business (ARLO) to members of the ARLO management team and Mr. Edward H. Arnold, the former Chairman, President and Chief Executive Officer of Arnold, for $105,000,000 in cash. The net acquisition consideration of $403,068,000 was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and with available cash.

Arnold operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL, TL, and warehouse/logistics services. Arnold's trucking activities are conducted by its direct subsidiaries, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services, Inc. (ATS). New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic states. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of Arnold was accounted for as a purchase business combination and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $253,532,000, has been recorded as goodwill. The purchase price allocation reflected in these financial statements for the acquisition is preliminary and may be adjusted as estimated fair values of assets acquired and liabilities assumed are finalized. Upon the finalization of the valuation process, a portion of the amount initially classified as goodwill in the financial statements may be reclassified to the tangible and identifiable intangible assets acquired, based on their estimated fair values at the date of the acquisition.

The following condensed balance sheet represents the amount assigned to each major asset and liability caption of Arnold at November 30, 2001, after the sale of ARLO:

                                                        (in thousands)

Current assets                                           $    111,142
Carrier operating property                                    185,216
Goodwill                                                      253,532
Other assets                                                    9,475
                                                      ---------------------
Total assets                                             $    559,365
                                                      =====================

Current liabilities                                            62,668
Long-term liabilities                                          42,866
Shareholders' equity                                          453,831
                                                      ---------------------
Total liabilities and shareholders' equity               $    559,365
                                                      =====================

The Company's results of operations include the results of Arnold from December 1, 2001. The following table sets forth certain unaudited pro forma financial information for the Company, assuming that the acquisition of Arnold and concurrent sale of ARLO had occurred on January 1, 2000. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented.

                                                 2001                   2000
                                         --------------------------------------------
                                            (in thousands, except per share data)
Revenue                                      $    3,150,107         $   3,454,103
Operating income                                     93,393               152,229
Income before income taxes                           61,007               123,180

Basic earnings per share                     $         1.91         $        3.89
Diluted earnings per share                   $         1.88         $        3.83




4. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                               2001                2000                  1999
                                                        ------------------- -------------------- ----------------------
                                                                    (in thousands, except per share data)
    Net income                                             $     30,837        $     56,542         $     45,773
    Weighted-average shares for basic earnings per
       share                                                     18,490              18,662               18,811
    Incentive stock plans                                           318                 330                  308
                                                        ------------------- -------------------- ----------------------
    Weighted-average shares for diluted earnings per
       share                                                     18,808              18,992               19,119
    Basic earnings per share                               $       1.67        $      3.03          $      2.43
    Diluted earnings per share                             $       1.64        $      2.98          $      2.39

5. CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                       2001               2000
                                                 ------------------ -------------------
                                                            (in thousands)
Land                                                $    112,679      $     90,865
Structures                                               449,576           378,400
Revenue equipment                                        812,760           726,763
Other operating property                                 246,524           234,046
                                                 --------------------------------------
Carrier operating property, at cost                    1,621,539         1,430,074
Less allowance for depreciation                        1,013,614         1,001,389
                                                 --------------------------------------
Net carrier operating property                      $    607,925      $    428,685
                                                 ======================================



6. ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                      2001              2000
                                                ------------------ -----------------
                                                          (in thousands)
Trade and other payables                           $     93,815      $     64,542
Drafts outstanding                                       25,785            34,151
Income taxes payable                                     40,009            18,707
Taxes, other than income                                 28,038            32,950
Multi-employer health, welfare, and
   pension plans                                         29,118            28,540
                                                ------------------ -----------------
Accounts payable                                   $    216,765      $    178,890
                                                ================== =================

7. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                           2001               2000               1999
                                                     --------------------------------------------------------
                                                                         (in thousands)
Current taxes:
   Federal                                              $    22,310       $      41,014      $      40,489
   State                                                      3,339               6,674              5,775
   Foreign                                                     (766)              1,426              1,137
                                                     --------------------------------------------------------
                                                             24,883              49,114             47,401

Deferred taxes:
   Federal                                                   (3,568)             (6,009)           (10,874)
   State                                                       (349)               (580)            (1,411)
   Foreign                                                    1,364                (783)            (1,144)
                                                     --------------------------------------------------------
                                                             (2,553)             (7,372)           (13,429)
                                                     --------------------------------------------------------
Provision for income taxes                              $    22,330        $     41,742       $     33,972
                                                     ========================================================


In addition to the 2001 provision for income taxes of $22,330,000, deferred income tax benefits of $917,000 were allocated directly to shareholders' equity related to the Company's restricted stock awards. Income tax payments amounted to $25,341,000 in 2001, $54,245,000 in 2000, and $35,344,000 in 1999.

Income (loss) before income taxes consists of the following:

                                                           2001               2000               1999
                                                      -------------------------------------------------------
                                                                         (in thousands)
Domestic                                                 $    50,735      $     104,097       $      83,572
Foreign                                                        2,432             (5,813)             (3,827)
                                                      -------------------------------------------------------
Income before income taxes                               $    53,167             98,284              79,745
                                                      =======================================================

Significant components of the Company's deferred taxes are as follows:

                                                                      2001               2000
                                                                -------------------------------------
                                                                          (in thousands)
Deferred tax assets:
   Freight and casualty claims                                     $    41,964       $      40,190
   Retirement benefit liabilities                                       46,466              45,467
   Accrued employee benefits                                            33,328              26,908
   Other                                                                 8,574              11,736
   Valuation allowance                                                  (2,387)             (2,392)
                                                                -------------------------------------
Total deferred tax assets                                              127,945             121,909
Deferred tax liabilities:
   Depreciation                                                         76,706              43,006
   Multi-employer pension plans                                         35,313              34,147
   Other                                                                 2,102                   -
                                                                -------------------------------------
Total deferred tax liabilities                                         114,121              77,153
                                                                -------------------------------------

Net deferred tax assets                                           $     13,824       $      44,756
                                                                =====================================


At December 31, 2001, the Company had approximately $6,868,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2008 to 2011. For financial reporting purposes, a valuation allowance of $2,387,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                                2001               2000              1999
                                                           -----------------------------------------------------
Federal statutory tax rate                                         35.0%             35.0%              35.0%
State income taxes, net of federal tax benefit                      3.7               4.0                3.6
Non-deductible operating costs                                      3.3               2.1                2.5
Impact of foreign operations                                        0.3               1.6                1.2
Other, net                                                         (0.3)             (0.2)               0.3
                                                           -----------------------------------------------------
Effective tax rate                                                 42.0%             42.5%              42.6%
                                                           =====================================================

8. EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $165,331,000 in 2001, $174,253,000 in 2000, and $155,241,000 in 1999 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $163,775,000 in 2001, $165,018,000 in 2000, and $150,731,000 in 1999 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 31, 2001 and 2000:

                                                             PENSION BENEFITS             HEALTH CARE BENEFITS
                                                       --------------- ---------------    --------------- ----------------
                                                           2001            2000               2001             2000
                                                       -------------------------------------------------------------------
                                                                                (in thousands)

    CHANGE IN BENEFIT OBLIGATION
    Benefit obligation at beginning of year              $  293,100      $   258,848        $   42,713      $    33,506
    Service cost                                             17,496           15,458             1,665            1,755
    Interest cost                                            22,568           19,893             2,881            2,951
    Actuarial losses (gains)                                 15,042           12,402            (2,911)           6,800
    Benefits paid                                           (17,416)         (13,501)           (2,627)          (2,299)
                                                       -------------------------------------------------------------------
    Benefit obligation at end of year                       330,790          293,100            41,721           42,713

    CHANGE IN PLAN ASSETS
    Fair value of plan assets at
    beginning of year                                       362,781          342,550                 -                -
    Actual return on plan assets                            (37,136)          33,732                 -                -
    Benefits paid                                           (17,416)         (13,501)                -                -
                                                       -------------------------------------------------------------------
    Fair value of plan assets at end of year                308,229          362,781                 -                -

    FUNDED STATUS
    Plan assets less than (in excess)
       projected benefit obligation                          22,561          (69,681)           41,721           42,713
    Unamortized:
       Net actuarial gain                                    85,816          178,891             6,492            5,206
       Net asset at transition                                9,767           11,163                 -                -
       Prior service (cost) benefit                         (48,136)         (53,364)            2,799            1,656
                                                       -------------------------------------------------------------------
    Accrued benefit cost                                  $  70,008       $   67,009        $   51,012      $    49,575
                                                       ==================================================================

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

                                                      PENSION BENEFITS                         HEALTH CARE BENEFITS
                                              2001          2000           1999            2001        2000        1999
                                          ----------------------------------------------------------------------------------
                                                                         (dollars in thousands)
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                                    7.50%          7.50%         7.50%           7.50%       7.50%        7.50%
Future compensation                              3.25%          3.25%         3.25%              -           -           -
Expected long-term return on plan
     assets                                      9.50%          9.50%         8.50%              -           -           -

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                               $   17,496     $   15,458    $   15,588        $  1,665    $  1,755    $   1,739
Interest cost                                  22,568         19,893        18,483           2,881       2,951        2,377
Expected return on plan assets                (33,841)       (32,404)      (20,944)              -           -            -

Amortization of:
   Prior service cost (benefit)                 5,230          5,229         5,225            (305)       (169)        (169)
   Net asset gain at transition                (1,396)        (1,395)       (1,395)              -           -            -
   Unrecognized gain                           (8,893)       (10,584)       (4,238)           (177)        (46)        (489)
                                          ----------------------------------------------------------------------------------
Net periodic benefit cost (income)         $    1,164     $   (3,803)   $   12,719        $  4,064    $  4,491    $   3,458
                                          ====================================================================== ===========

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 7.4% for 2002 declining gradually to 5.0% in 2006 and thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the assumed health care cost trend rate would increase the accumulated post retirement benefit obligation by $4,674,000 and the service and interest cost components by $578,000 as of December 31, 2001. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated post retirement benefit obligation by $4,068,000 and the service and interest cost components by $497,000.

The Company charged to operations $10,964,000 in 2001, $10,395,000 in 2000, and $9,134,000 in 1999 relating to its defined contribution 401(k) plans. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

9. STOCK PLANS

STOCK GRANTED UNDER THE MANAGEMENT INCENTIVE STOCK PLAN AND EQUITY OWNERSHIP
PLAN

The Company's Management Incentive Stock Plan and Equity Ownership Plan (the Stock Plans) authorize the granting of common stock at the discretion of the Board of Directors to officers and certain key employees of the Company. The Board approved grants of 263,000 shares in 2001, 189,000 shares in 2000, and 181,000 shares in 1999. These grants are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plans amounted to $3,647,000 in 2001, $2,600,000 in 2000, and $1,820,000 in 1999.

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. Under this plan, employees purchased 171,000 shares in 2001, 198,000 shares in 2000, and 215,000 shares in 1999.

UNION STOCK PLAN

The Company's Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably staffed, and injury-free work environment. The Company allocated 20,000 shares in 2001, 100,000 shares in 2000, and 50,000 shares in 1999 for grant under this plan.

OPTIONS GRANTED UNDER THE EQUITY OWNERSHIP PLAN AND NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN

Under the Equity Ownership Plan, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options. Stock options vest over a period of four years from the date of grant, are exercisable at the rate of 25% each year, and expire at the end of ten years. The number of shares of common stock that may be issued or transferred under the plan may not exceed 1,300,000. No options were granted under this plan in 2001 or 2000. During 1999, the Board approved grants of 712,050 stock options under this plan.

Under the Nonemployee Directors' Stock Option Plan, directors can elect to invest all or a portion of their retainers in stock options. These stock options vest one year from the date of grant and expire at the end of ten years. The number of options issued under this plan may not exceed 100,000. During 2001, 2000, and 1999, 16,148, 4,526 and 10,329 options were issued under this plan, respectively.

The following table summarizes all stock option activity:

                                          2001                          2000                         1999
                                 -------------------------    --------------------------    -------------------------

                                  NUMBER      WEIGHTED-        Number       Weighted-         Number      Weighted-
                                     OF         AVERAGE          of         Average             of        Average
                                   STOCK       EXERCISE         Stock       Exercise          Stock       Exercise
                                  OPTIONS       PRICE          Options        Price          Options       Price
                                 ------------------------------------------------------------------------------------
Outstanding January 1               727,504     $  20.18         728,978     $  20.24            6,599     $ 12.03
Exercised                          (146,226)       20.50               -         -                   -        -
Granted                              16,148        21.19           4,526        11.09          722,379       20.31
Forfeited or expired                (15,750)       20.50          (6,000)       20.50                -        -
                                 ------------------------------------------------------------------------------------
Outstanding December 31             581,676     $  20.12         727,504     $  20.18          728,978     $ 20.24
                                 ====================================================================================

Exercisable at year-end             239,151     $  19.57         191,691     $   20.31           6,599     $ 12.03
Weighted-average fair value of
   options granted during the
   year                           $    8.76                      $ 11.09                        $ 8.86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the weighted-average valuation assumptions used:

                                                              2001              2000              1999
                                                        ------------------------------------------------------
    Expected life                                          5.0 years         7.0 years         5.0 years
    Risk-free interest rate                                5.0%              6.4%              5.9%
    Volatility                                            43.0%             45.8%             44.7%
    Dividend yield                                         0.9%              1.1%              1.0%

The following table summarizes information about stock options outstanding as of December 31, 2001:

                              Options Outstanding                    Options Exercisable
                 --------------------------------------------   -----------------------------
                                 Weighted-
                                  Average
 Range of                        Remaining        Weighted-                      Weighted-
Exercise          Number        Contractual        Average        Number          Average
 Prices          Outstanding       Life        Exercise Price   Exercisable    Exercise Price
   $ 5-10           10,329      -                 $  7.39          10,329          $  7.39
    10-15           11,125      -                   11.65          11,125            11.65
    20-25          560,222      1.81 years          20.52         217,697            20.55
                 ----------------------------------------------------------------------------
                   581,676      1.74 years        $ 20.12         239,151          $ 19.57
                 ============================================================================


As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for stock-based awards to employees. Under APB Opinion No. 25, compensation expense is not recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Under SFAS No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. Had compensation cost been determined under SFAS No. 123, based on the Black-Scholes value at the grant date, the Company's pro forma net income and earnings per share would have been as follows:

                                                              2001              2000              1999
                                                        ------------------------------------------------------
                                                                (in thousands, except per share data)
    Net income--as reported                                 $   30,837        $   56,542         $  45,773
    Net income--pro forma                                       29,838            55,605            45,589
    Net income per share
    Basic:
       As reported                                          $     1.67         $    3.03          $   2.43
       Pro forma                                                  1.61              2.98              2.42
    Diluted:
       As reported                                          $     1.64         $    2.98          $   2.39
       Pro forma                                                  1.59              2.93              2.38


10. LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $145,144,000 payable as follows: 2002--$46,228,000; 2003--$35,013,000; 2004--$22,058,000;
2005--$13,416,000; 2006--$8,742,000; and thereafter $19,687,000. Rental expense for operating leases was $50,761,000, $45,445,000, and $34,687,000 for 2001,
2000, and 1999, respectively.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 5.62% to 6.59% on leases with a notional amount of $25.8 million.

The fair value of the Company's interest rate swaps at December 31, 2001 is a liability of approximately $592,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements. As a result of declining interest rates throughout 2001, the Company recognized incremental interest expense of approximately $298,000, which is included in interest expense in the accompanying financial statements. The ineffective portions of the Company's interest rate swap agreements were not material.

11. SALE OF ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                                         2001             2000
                                                                   ----------------------------------
                                                                            (in thousands)
Accounts receivable                                                  $     46,448      $    304,345
Retained interest in securitized accounts receivable                      165,396                 -
Allowance for doubtful accounts                                            (8,669)           (8,212)
                                                                   ----------------- ----------------
                                                                     $    203,175      $    296,133
                                                                   ================= ================


On November 21, 2001, Roadway Express entered into an accounts receivable securitization agreement which matures in 2004, to finance up to $200,000,000 (total commitment) of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to a financial conduit. At December 31, 2001, undivided interests in the accounts receivable pool aggregating $100,000,000 were sold under this arrangement. The proceeds were used to partially fund the acquisition of Arnold and are reported as financing cash flows in the Statement of Consolidated Cash Flows.

The accounts receivable are sold at a discount from the face amount to pay investor yield (LIBOR) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interest sold), and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold in 2001 aggregated $585,000 and is recorded as a loss on the sale of accounts receivable included in "Other" expense on the Statement of Consolidated Income.

The arrangement provides that new Roadway Express accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables and, accordingly the full amount of the allowance for doubtful accounts has been retained on the Consolidated Balance Sheet. The conduit has collection rights to recover payments from the receivables in the designated pool and Roadway Express retains collection and administrative responsibilities for the undivided interests in the pool.

During 2001, the following transactions occurred between Roadway Express and the
SPE: proceeds from the accounts receivable sales, $493,673,000; servicing fees received, $150,000; payments received on investment in accounts receivable, $ 328,696,000.

12. FINANCING ARRANGEMENTS

The Company's consolidated debt consists of the following:

                                                             2001             2000
                                                       ---------------------------------
                                                                (in thousands)
Revolving credit facilities                              $          -        $     -
Senior term loan                                              100,000              -
8.25% senior notes due 2008                                   225,000              -
Less current portion                                          (18,000)             -
                                                       ---------------------------------
Long-term debt                                           $    307,000        $     -
                                                       ================== ==============

At September 8, 2001, the Company had $60,000,000 available for borrowing through unsecured credit facilities with various banks. In connection with the acquisition of Arnold, the Company replaced the existing facilities, other than a $10,000,000 credit facility of its Canadian subsidiary, with a new $325,000,000 senior credit facility.

The $10,000,000 credit facility of the Company's Canadian subsidiary is available for borrowing under a secured revolving line of credit and bankers' acceptances. Borrowings are payable upon demand and bear interest at either the bank's prime lending rate or U.S. dollar base rate in Canada, or LIBOR plus 1.50% for periods up to 180 days. At December 31, 2001, nothing was outstanding on this facility.

At December 31, 2001, the Company has in place a five-year, $150,000,000 senior revolving credit facility with a $100,000,000 sublimit for letters of credit. Pricing under the revolving credit facility is at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts. As of December 31, 2001, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $52,160,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

The credit facility also includes a five-year $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. As of December 31, 2001, $100,000,000 was outstanding under the term loan facility accruing interest at a rate of LIBOR plus 1.50% (3.89% effective rate) with quarterly installments beginning January 1, 2002 ranging from $2,500,000 in 2002 to $7,500,000 in 2006.

Under certain conditions, mandatory prepayments may be required under the senior revolver and the term loan. Aggregate maturities of long-term debt for the next five years are: 2002 - $18,000,000; 2003 - $14,000,000; 2004 - $18,000,000; 2005
- $23,000,000; and 2006 - $27,000,000.

Also in connection with the acquisition of Arnold on November 30, 2001, the Company issued $225,000,000 of 8 1/4% senior notes due December 1, 2008. Interest is due semi-annually June 1 and December 1, commencing June 1, 2002.

The credit facility borrowings and the senior notes rank equally and are secured by a first-priority perfected lien on all of the capital stock of the Company's direct subsidiaries and are also supported by guarantees provided by all of the Company's current material subsidiaries and all future material subsidiaries.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth. Interest expense, which approximates interest paid, amounted to $2,755,000 in 2001, $341,000 in 2000, and $716,000 in 1999.

13. CONTINGENCIES

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is not significant, although there can be no assurances in this regard.

The Company's former parent is currently under examination by the Internal Revenue Service for tax years 1994 and 1995, years prior to the spin-off of the Company. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments, if any, is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations or financial position.

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition or operations of the Company.



14. SEGMENT INFORMATION

The Company provides freight services primarily in three business segments:
Roadway Express, New Penn, and ATS. The Roadway Express segment provides long haul LTL freight services in North America and offers services to an additional 66 countries worldwide. Prior to the acquisition of Arnold, the Company only operated in the Roadway Express segment. The New Penn segment provides regional, next-day LTL freight service primarily in the northeast region of the United States. The ATS segment provides irregular route and dedicated freight services throughout the eastern, midwestern, and southwestern regions of the United States.

The Company's reportable segments are identified based on differences in products, services, and management structure. The accounting policies of each business segment are consistent with those described in Note 2, Accounting Policies. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property, and goodwill. No single customer represented 10% or more of the Company's sales during 2001, 2000, and 1999.

The following tables present information about reported segments for the year ended December 31, 2001, which includes only one month of operations of New Penn and ATS:

                                                       ROADWAY                                                SEGMENT
                                                       EXPRESS            NEW PENN              ATS            TOTAL
                                                  -------------------------------------------------------------------------
                                                                               (in thousands)
Operating revenues                                  $   2,764,767       $   14,124         $   12,857      $   2,791,748
Operating income                                           61,465              936                488             62,889
Total assets                                              711,387          344,217            189,539          1,245,143
Depreciation and amortization                              70,543              967              1,327             72,837
Purchase of property and equipment, net             $      65,563       $      405         $      (81)     $      65,887

A reconciliation of total segment operating income to consolidated net income before taxes, for the year ended December 31, 2001, and total segment assets to total consolidated assets at December 31, 2001 is as follows:

                                                                  (in thousands)
                                                               ----------------------
Total segment operating income                                    $       62,889
Unallocated corporate operating (loss)                                    (3,706)
Interest (expense)                                                        (2,755)
Other (expense), net                                                      (3,261)
                                                               ----------------------
Consolidated net income before taxes                              $       53,167
                                                               ======================

Total segment assets                                              $    1,245,143
Unallocated corporate assets                                              78,167
Elimination of intercompany balances                                     (20,461)
                                                               ----------------------
Consolidated assets                                               $    1,302,849
                                                               ======================


15. GUARANTOR AND NON-GUARANTOR SUBSIDIARIES

The following condensed consolidating financial statements set forth the Company's balance sheets as of December 31, 2001 and 2000 and the statements of income and statements of cash flows for the years ended December 31, 2001, 2000, and 1999. In the following schedules "Parent Company" refers to the balances of Roadway Corporation, "Guarantor Subsidiaries" refers to non-minor domestic subsidiaries, and "Non-guarantor subsidiaries" refers to foreign and minor domestic subsidiaries and "Eliminations" represent the adjustments necessary to
(a) eliminate intercompany transactions and (b) eliminate the investments in the Company's subsidiaries.

 CONDENSED CONSOLIDATING BALANCE SHEETS
 DECEMBER 31, 2001                                             GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Cash and cash equivalents                     $        35    $        87       $         1      $        -     $       123
 Accounts receivable, including retained
    interest in securitized receivables, net             1            187                15               -             203
 Due from affiliates                                    11            369                 1            (381)              -
 Prepaid expenses and supplies                           -             16                 -               -              16
 Deferred income taxes                                   -             19                 -               -              19
                                             ---------------------------------------------------------------------------------
   Total current assets                                 47            678                17            (381)            361
 Carrier operating property, at cost                     -          1,596                26               -           1,622
 Less allowance for depreciation                         -          1,001                13               -           1,014
                                             ---------------------------------------------------------------------------------
   Net carrier operating property                        -            595                13               -             608
 Goodwill, net                                           -            253                15               -             268
 Investment in subsidiaries                            662             (4)                -            (658)              -
 Deferred income taxes                                   -             31                 -               -              31
 Long-term assets                                       10             25                 -               -              35
                                             ---------------------------------------------------------------------------------
   Total assets                                $       719    $     1,578       $        45     $    (1,039)    $     1,303
                                             =================================================================================

 Accounts payable                              $        15    $       193       $         9      $        -     $       217
 Due to affiliates                                     344              1                36            (381)              -
 Salaries and wages                                      -            119                 3               -             122
 Current portion of long-term debt                       -             18                 -               -              18
 Freight and casualty claims payable                     -             55                 1               -              56
                                             ---------------------------------------------------------------------------------
   Total current liabilities                           359            386                49            (381)            413

 Casualty claims and other                               -             66                 -               -              66
 Deferred income taxes                                   -             36                 -               -              36
 Long-term debt                                          -            307                 -               -             307
 Accrued pension and retiree medical                     -            121                 -               -             121
 Total shareholders' equity                            360            662                (4)           (658)            360
                                             ---------------------------------------------------------------------------------
   Total liabilities and shareholders'
      equity                                   $       719    $     1,578       $        45     $    (1,039)    $     1,303
                                             =================================================================================

 DECEMBER 31, 2000                                             GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Cash and cash equivalents                       $       -    $        61       $         4      $        -     $        65
 Accounts receivable                                     -            278                18               -             296
 Due from affiliates                                     -             37                 2             (39)              -
 Prepaid expenses and supplies                           -             16                 -               -              16
 Deferred income taxes                                   -             16                 -               -              16
                                             ---------------------------------------------------------------------------------
   Total current assets                                  -            408                24             (39)            393
 Carrier operating property, at cost                     -          1,406                24               -           1,430
 Less allowance for depreciation                         -            991                10               -           1,001
                                             ---------------------------------------------------------------------------------
   Net carrier operating property                        -            415                14               -             429
 Goodwill, net                                           -              -                16               -              16
 Investment in subsidiaries                              -             (1)                -               1               -
 Long-term assets                                        -              3                 -               -               3
 Deferred income taxes                                   -             28                 1               -              29
                                             ---------------------------------------------------------------------------------
   Total assets                                  $       -    $       853       $        55     $       (38)    $       870
                                             =================================================================================

 Accounts payable                                $       -    $       164       $        14      $        -     $       178
 Due to affiliates                                       -              2                37             (39)              -
 Salaries and wages                                      -            118                 4               -             122
 Freight and casualty claims payable                     -             51                 1               -              52
                                             ---------------------------------------------------------------------------------
   Total current liabilities                             -            335                56             (39)            352

 Casualty claims and other                               -             61                 -               -              61
 Accrued pension and retiree medical                     -            117                 -               -             117
 Total shareholders' equity                              -            340                (1)              1             340
                                             ---------------------------------------------------------------------------------
   Total liabilities and shareholders'
     equity                                      $       -    $       853       $        55     $       (38)    $       870
                                             =================================================================================

 CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                                             ---------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2001                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Revenue                                          $   -         $  2,671          $   122          $  (1)        $   2,792
 Operating expenses:
    Salaries, wages and benefits                      3            1,742               40              -             1,785
    Operating supplies and expenses                   1              451               29             (1)              480
    Purchased transportation                          -              235               41              -               276
    Operating taxes and licenses                      -               70                2              -                72
    Insurance and claims expenses                     -               46                1              -                47
    Provision for depreciation                        -               68                4              -                72
    Net loss (gain) on disposal of
      operating property                              -                1                -              -                 1
    Results of affiliates                           (32)              (2)               -             34                 -
                                             ---------------------------------------------------------------------------------
 Total operating expenses                           (28)           2,611              117             33             2,733
                                             ---------------------------------------------------------------------------------
 Operating income                                    28               60                5            (34)               59
 Other (expenses), net                                -               (4)              (2)             -                (6)
                                             ---------------------------------------------------------------------------------
 Income before income taxes                          28               56                3            (34)               53
 Provision for income taxes                          (3)              24                1              -                22
                                             ---------------------------------------------------------------------------------
 Net income                                       $  31         $     32          $     2          $ (34)        $      31
                                             =================================================================================


 YEAR ENDED DECEMBER 31, 2000                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Revenue                                          $      -    $     2,922       $       120     $        (2)    $     3,040

 Operating expenses:
    Salaries, wages and benefits                         -          1,848                42               -           1,890
    Operating supplies and expenses                      -            513                33              (1)            545
    Purchased transportation                             -            272                37              (1)            308
    Operating taxes and licenses                         -             76                 1               -              77
    Insurance and claims expenses                        -             63                 2               -              65
    Provision for depreciation                           -             52                 4               -              56
    Net loss on disposal of
      operating property                                 -              2                 -               -               2
    Results of affiliates                                -              6                 -              (6)              -
                                             ---------------------------------------------------------------------------------
 Total operating expenses                                -          2,832               119              (8)          2,943
                                             ---------------------------------------------------------------------------------
 Operating income                                        -             90                 1               6              97
 Other income (expenses), net                            -              8                (7)              -               1
                                             ---------------------------------------------------------------------------------
 Income (loss) before income taxes                       -             98                (6)              6              98
 Provision for income taxes                              -             41                 -               -              41
                                             ---------------------------------------------------------------------------------
 Net income (loss)                                $      -    $        57       $        (6)    $         6     $        57
                                             =================================================================================

 YEAR ENDED DECEMBER 31, 1999                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Revenue                                          $      -    $     2,709       $       107     $        (3)    $     2,813

 Operating expenses:
    Salaries, wages and benefits                         -          1,757                37               -           1,794
    Operating supplies and expenses                      -            439                30              (1)            468
    Purchased transportation                             -            261                30              (1)            290
    Operating taxes and licenses                         -             74                 2               -              76
    Insurance and claims expenses                        -             62                 1               -              63
    Provision for depreciation                           -             41                 4               -              45
    Net loss (gain) on disposal of
      operating property                                 -              1                (1)              -               -
    Results of affiliates                                -              3                 -              (3)              -
                                             ---------------------------------------------------------------------------------
 Total operating expenses                                -          2,638               103              (5)          2,736
                                             ---------------------------------------------------------------------------------
 Operating income                                        -             71                 4               2              77
 Other  income (expenses), net                           -             10                (7)              -               3
                                             ---------------------------------------------------------------------------------
 Income (loss) before income taxes                       -             81                (3)              2              80
 Provision for income taxes                              -             34                 -               -              34
                                             ---------------------------------------------------------------------------------
 Net income (loss)                                $      -    $        47       $        (3)    $         2     $        46
                                             =================================================================================


 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                                             ---------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2001                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 NET CASH PROVIDED BY OPERATING ACTIVITIES        $   14      $       103     $         -          $      -     $       117

 CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of carrier operating property,
    net                                                -              (63)             (3)                -             (66)
 Business acquisitions                              (453)              50               -                 -            (403)
                                             ---------------------------------------------------------------------------------
   Net cash (used) in investing activities          (453)             (13)             (3)                -            (469)

 CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                      161             (164)              -                 -              (3)
 Accounts receivable securitization                    -              100               -                 -             100
 Treasury stock activity--net                         (1)                                                 -              (1)
 Debt issuance costs                                 (11)               -               -                 -             (11)
 Long-term debt                                      325                -               -                 -             325
                                             ---------------------------------------------------------------------------------
   Net cash provided (used) in financing
    activities                                       474              (64)              -                 -             410
 Effect of exchange rates on cash                      -                -                                                 -
                                             ---------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash
    equivalents                                       35               26              (3)                -              58
 Cash and cash equivalents at beginning
   of year                                             -               61               4                 -              65
                                             ---------------------------------------------------------------------------------
 Cash and cash equivalents at end of year         $   35      $        87     $         1          $      -     $       123
                                             =================================================================================

 YEAR ENDED DECEMBER 31, 2000                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Net cash provided (used) by operating
    activities                                     $   -           $  100          $   (3)           $    -     $       97

 CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of carrier operating property,
    net                                                -             (103)             (3)                -           (106)
 Business acquisitions                                 -               (3)              -                 -             (3)
                                             ---------------------------------------------------------------------------------
   Net cash (used) in investing activities             -             (106)             (3)                -           (109)

 CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                        -               (4)              -                 -             (4)
 Treasury stock activity--net                          -                -               -                 -              -
                                             ---------------------------------------------------------------------------------
   Net cash (used) in financing activities             -               (4)              -                 -             (4)
 Effect of exchange rates on cash                      -                -               -                 -              -
                                             ---------------------------------------------------------------------------------
 Net (decrease) in cash and cash equivalents           -              (10)             (6)                -            (16)
 Cash and cash equivalents at
   beginning of year                                   -               71              10                 -             81
                                             ---------------------------------------------------------------------------------
 Cash and cash equivalents at end of year          $   -      $        61     $         4          $      -     $       65
                                             =================================================================================


 YEAR ENDED DECEMBER 31, 1999                                  GUARANTOR      NON-GUARANTOR
                                                 PARENT      SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                             ---------------------------------------------------------------------------------
                                                                              (in millions)
 Net cash provided by operating activities         $   -         $     88        $     12          $    -          $    100

 CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of carrier operating property,
    net                                                -              (64)             (4)              -               (68)
 Business acquisitions                                 -                -              (7)              -                (7)
                                             ---------------------------------------------------------------------------------
   Net cash (used) in investing activities             -              (64)            (11)              -               (75)

 CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                        -               (4)              -               -                (4)
 Treasury stock activity--net                          -                -               -               -                 -
                                             ---------------------------------------------------------------------------------
   Net cash (used) in financing activities             -               (4)              -               -                (4)
 Effect of exchange rates on cash                      -                -               -               -                 -
                                             ---------------------------------------------------------------------------------
 Net increase in cash and cash equivalents             -               20               1               -                21
 Cash and cash equivalents at
   beginning of year                                   -               51               9               -                60
                                             ---------------------------------------------------------------------------------
 Cash and cash equivalents at end of year          $   -      $        71     $        10          $    -       $        81
                                             =================================================================================

Report of Ernst & Young LLP
Independent Auditors


To the Board of Directors and Shareholders of Roadway Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of Roadway Corporation and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Akron, Ohio
January 23, 2002

SELECTED QUARTERLY FINANCIAL DATA
ROADWAY CORPORATION AND SUBSIDIARIES

                            1ST QUARTER               2ND QUARTER               3RD QUARTER                4TH QUARTER
                         2001         2000         2001         2000         2001          2000         2001         2000
                     ---------------------------------------------------------------------------------------------------------
                                                      ( in thousands, except per share data)
Revenue                $  650,485  $  677,319   $  642,109   $  707,359    $  631,657    $ 698,867    $  867,497   $ 956,015
Operating income       $   14,103  $   17,346   $    6,143   $   16,750    $   14,161    $  18,602    $   24,776   $  43,714
Net income             $    4,990  $   10,390   $    4,023   $    9,872    $    8,173    $  10,845    $   13,651   $  25,435
Net income per share
     -basic            $     0.27  $     0.56   $     0.22   $     0.53    $     0.44    $    0.58    $     0.74   $    1.36
     -diluted          $     0.26  $     0.55   $     0.22   $     0.52    $     0.43    $    0.57    $     0.73   $    1.34

Common stock:
     High              $    28.44  $    25.38   $    27.30   $    24.94    $    30.30    $   24.63    $    38.40   $   22.63
     Low               $    19.19  $    18.69   $    20.75   $    19.13    $    21.55    $   21.00    $    21.06   $   16.00
Dividends declared
   per share           $     0.05  $     0.05   $     0.05   $     0.05    $     0.05    $    0.05    $     0.05   $    0.05
Average shares
   outstanding
     -basic                18,451      18,693       18,440       18,650        18,455       18,649        18,581      18,657
     -diluted              18,912      18,973       18,901       18,977        18,987       19,011        18,954      18,928


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

There are approximately 26,000 holders of record of Common Stock.

The Company's stock trades on the Nasdaq Stock Market under the symbol ROAD. The
   Nasdaq Stock Market is a highly regulated electronic securities market that employs sophisticated surveillance systems and regulatory specialists to protect investors and provide a fair and competitive trading environment. Nasdaq's market structure allows a virtually unlimited number of market participants to trade in a company's stock.

HISTORICAL DATA
ROADWAY CORPORATION AND SUBSIDIARIES

                                             2001          2000          1999           1998          1997
                                         -----------------------------------------------------------------------
                                                          (in thousands except per share data)
Revenue                                   $ 2,791,748   $ 3,039,560   $ 2,813,214   $ 2,654,094    $2,670,944
Operating Expenses
   Salaries, wages and benefits             1,785,117     1,889,928     1,793,594     1,724,970     1,699,692
   Operating supplies and expenses            480,529       544,774       468,452       456,884       462,895
   Purchased transportation                   275,637       308,089       289,544       260,445       268,344
   Operating taxes and licenses                71,624        78,271        76,113        74,604        74,777
   Insurance and claims                        47,728        64,442        62,700        53,948        60,920
   Provision for depreciation                  71,512        55,675        45,492        41,422        49,010
   Net (gain) loss on sale of
     carrier operating property                   418         1,969           103        (2,239)       (5,955)
                                         -----------------------------------------------------------------------
Total operating expenses                    2,732,565     2,943,148     2,735,998     2,610,034     2,609,683
                                         -----------------------------------------------------------------------
Operating income (loss)                        59,183        96,412        77,216        44,060        61,261
Other income (expense) - net                   (6,016)        1,872         2,529         1,353          (605)
                                         -----------------------------------------------------------------------
Income (loss) before income taxes              53,167        98,284        79,745        45,413        60,656
Provision (benefit) for income taxes           22,330        41,742        33,972        19,379        23,751
                                         -----------------------------------------------------------------------
Net income (loss)                         $    30,837   $    56,542   $    45,773   $    26,034    $   36,905
                                         =======================================================================
Earnings (loss) per share - basic         $      1.67   $      3.03   $      2.43   $      1.33    $     1.83
Earnings (loss) per share - diluted       $      1.64   $      2.98   $      2.39   $      1.31    $     1.80
Cash dividends declared per share         $      0.20   $      0.20   $      0.20   $      0.20    $     0.20
Average number of shares
outstanding
    -basic                                     18,490        18,662        18,811        19,617        20,210
    -diluted                                   18,808        18,992        19,119        19,815        20,526
Total shareholders' equity                $   359,895   $   339,871   $   290,955   $   249,609    $   249,436
Total assets                              $ 1,302,849   $   870,405   $   831,408   $   748,833    $   743,986
Tons of freight - less-than-truckload(1)        6,018         6,875         6,779         6,566         6,717
                - truckload(1)                  1,367         1,571         1,665         1,632         1,620
                                         -----------------------------------------------------------------------
Total(1)                                        7,385         8,446         8,444         8,198         8,337
Intercity miles(1)                            687,023       779,009       755,855       718,238       724,683
Ton miles(1)                                9,688,515    10,991,576    11,011,683    10,752,532    10,923,998

(1) Roadway Express, Inc. and subsidiaries only.
----------------------------------------------------------------------------------------------------------------