Form 10-K, Exhibit 13
period 2002-12-31
ROADWAY CORP
filed 2003-03-27
CIK 1141496

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Roadway Corporation (the Company) is a holding company with two primary operating entities, Roadway Express, Inc. (Roadway Express) and Roadway Next Day Corporation (Roadway Next Day). Roadway Express operates in one business segment, long-haul less-than-truckload (LTL) freight services throughout North America. Service within Canada is provided by Reimer Express Lines Ltd., and service in Mexico is provided by Roadway Express S.A. de C.V. Roadway Next Day, formerly known as Arnold Industries, Inc. (Arnold), was acquired on November 30, 2001 and operates in two business segments - New Penn Motor Express, Inc. (New
Penn), which provides regional next-day LTL freight services, and Arnold Transportation Services (ATS) which provides truckload (TL) freight services. On December 26, 2002, the Company entered into an agreement to sell ATS. The transaction closed on January 23, 2003. No significant gain or loss occurred as a result of this transaction. The Company has reported ATS as a discontinued operation for all periods presented and as a result, Roadway Next Day now operates in one business segment, regional next-day LTL.


2002 COMPARED TO 2001

Consolidated results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001.

The Company's net income for the year ended December 31, 2002 was $38.9 million or $2.05 per share (diluted), an increase of 26.2% when compared to net income of $30.8 million or $1.64 per share (diluted) for the year ended December 31, 2001. Revenue from continuing operations was $3.01 billion in 2002 versus $2.78 billion in 2001, an 8.3% increase. The operating ratio (operating expenses as a percentage of revenue) for the Company improved to 96.9% from 97.9% in 2001. Operating income from continuing operations was $91.8 million in 2002, compared to $58.7 million in 2001, a 56.5% increase. The improved financial results in 2002 are primarily the result of two significant factors. First, the results in 2002 include a full year of the operations of Roadway Next Day, as compared to 2001, which included the operating results of Roadway Next Day for only one month subsequent to its acquisition on November 30, 2001. Second, the abrupt Chapter 11 bankruptcy protection filing and cessation of operations on September 2, 2002 by Consolidated Freightways, one of Roadway Express' major competitors, resulted in increased freight levels for Roadway Express during the fourth quarter of 2002. The increased freight levels in the fourth quarter nearly offset the effect of the slow economic recovery that we experienced in the first three quarters of 2002. The impact of the Consolidated Freightways shutdown is discussed in more detail below under Roadway Express results of operations.

In December 2002, we entered into an agreement to sell ATS, which, as a truckload carrier, is not consistent with our core LTL strategy. For accounting purposes, ATS' results have been reported as a discontinued operation and its earnings removed from operating income. For comparative purposes, reporting ATS as a discontinued operation has the net effect of reducing 2002 annual revenue by $171 million and operating income by $6.1 million. The Company is maintaining reserves for certain casualty claims relating to ATS, despite the disposition. We do not expect there will be any significant continuing involvement with ATS subsequent to the transaction closing date.

The increase in net other expense to $29.8 million in 2002 from $5.8 million in 2001 is primarily due to the financing costs associated with the Roadway Next Day acquisition. The effective tax rate from continuing operations was 43.4% in 2002 compared with 42.0% in 2001. This tax rate differs from the federal statutory rate due to the impact of state taxes, taxes on foreign operations, and non-deductible operating expenses.


Roadway Express results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001.

Revenue for the year ended December 31, 2002 was $2.8 billion, up 1.2% over 2001. Through the first three quarters of 2002, revenue was 6.9% lower than in 2001; in the fourth quarter, it was 19.7% higher than 2001. The economic downturn that began in the third quarter of 2000 continued to impact Roadway Express through the third quarter of 2002. Daily tonnage levels in January 2002 were 18% below those in January 2001. Each month after January showed progressive improvements in daily tonnage levels. The tonnage recovery could be characterized as very slow but steady in the first two quarters, and nearly flat in the third quarter.

The abrupt shutdown on September 2, 2002 by Consolidated Freightways, one of Roadway Express' major competitors, had virtually no impact on Roadway Express' results of operations until the fourth quarter which began on September 8, 2002. Roadway Express recognizes revenue upon delivery of freight, and most shipments are delivered three to five days after pickup. During the fourth quarter of 2002, the additional freight available to the remaining LTL carriers significantly improved Roadway Express' operations. Roadway Express absorbed this additional freight without adding capacity, which allowed us to take advantage of our existing infrastructure and improve profitability beginning in the fourth quarter. The following tables show the impact on tonnage, shipments, and operating ratio due to the shutdown of Consolidated Freightways by comparing statistics from the three quarters ended September 7, 2002 and the fourth quarter ended December 31, 2002 to the same quarters in the prior year.

                                               Thirty-six Weeks Ended
                                                  (Three Quarters)
                                     -------------------------------------------
                                     Sept. 7, 2002     Sept. 8, 2001      Change
                                     -------------     -------------      ------
Total tons                             4,728,136         5,176,455        (8.7%)
Total shipments                        8,256,057         9,163,029        (9.9%)
Operating ratio                             98.8%             98.2%       (0.6%)

                                                  Sixteen Weeks Ended
                                                   (Fourth Quarter)
                                     -------------------------------------------
                                     Dec. 31, 2002     Dec. 31, 2001      Change
                                     -------------     -------------      ------
Total tons                             2,527,030         2,208,716        14.4%
Total shipments                        4,546,793         3,852,893        18.0%
Operating ratio                             95.4%             96.9%        1.5%


Management expects that the positive tonnage comparisons noted in the fourth quarter of 2002 because of the shutdown of Consolidated Freightways will continue through the first three quarters of 2003.

Net revenue per ton for the year 2002 was $385.60, up 3.0% compared to the prior year. The variable rate fuel surcharge averaged 2.0% of revenue during 2002, compared to 2.7% of revenue in 2001. The variable rate fuel surcharge, assessed by Roadway Express when the national average price of diesel fuel exceeds $1.10 per gallon, has been in effect at varying rates since the third quarter of 1999. Without the revenue reduction relating to the reduced fuel surcharge, freight rates were up 3.7% compared to 2001. Base freight rates were impacted by the general rate increases effective in August of 2001 and 2002, freight mix changes, and continuing adjustments in contract rates. The increase in rates, despite the reduced business levels experienced during the first three quarters of the year, reflects the relatively stable pricing environment in the LTL marketplace, and our customers' recognition of the value of our product offerings and the quality of our service. Our largest revenue increase was in specialized domestic products, which grew 5.4%. Specialized domestic products include Time-Critical, Ocean Service, Exhibit Service, International North America, Protective Services, and Roadway Air.

Salaries, wages, and benefits as a percentage of revenue decreased to 63.8%, down from 64.1% in 2001. This improvement was driven by the significant increase in tonnage during the fourth quarter, as discussed above, and ongoing cost control initiatives throughout the organization. These improvements were offset by increased expense of $12 million related to the Company-sponsored pension plan, which was driven by poor investment performance. Management expects that the poor investment performance in 2002, coupled with reductions in the discount rate assumption and expected long-term rate of return on pension plan assets will cause the pension expense to increase by approximately $15 million in 2003. In addition, there was an increase in the variable pay related to performance due to the improved operating profit this year. Roadway Express averaged 24,800 employees during 2002, down 5% from the 2001 average of 26,100.

With the exception of purchased transportation and insurance and claims expense, all other operating expenses showed year-over-year improvement as a percentage of revenue. Over one-half of the improvement in operating supplies and expenses was due to lower fuel costs. This reduction in fuel prices is reflected in the lower fuel surcharge discussed above.

Purchased transportation expense increased 6% because of the increase in linehaul miles run on the railroads, and the air freight expenses associated with our new Roadway Air service offering.

Insurance and claims expense increased 27% due to a near doubling of property damage and public liability expense resulting from settlements of several severe cases during 2002. This increase was partially offset by a 10% reduction in cargo claims expense. Our programs emphasizing employee safety, accident prevention, and cargo integrity have resulted in reductions in the frequency of cargo claims, workers' compensation and property damage and public liability claims. Heightened security measures have been enacted to protect our employees, our customers' freight, and our property and equipment from the adverse effects of criminal activities. The Company has been able to maintain adequate insurance coverage, and insurance premium increases were moderate.

Operating income of $67.7 million, or 2.4% of revenue compares favorably to operating income of $61.5 million, or 2.2% of revenue in 2001, despite the decline in tonnage during 2002.

The following table shows a comparison of the Roadway Express operating statistics for the years ended December 31, 2002 and 2001:

                                  Year ended
                         -----------------------------                Percentage
                         Dec. 31, 2002   Dec. 31, 2001   (decrease)     change
                         -------------   -------------   ----------   ----------
LTL tons                    5,963,412       6,018,164       (54,752)    (0.9%)
TL tons                     1,291,754       1,367,007       (75,253)    (5.5%)
                           ----------      ----------    ----------
Total tons                  7,255,166       7,385,171      (130,005)    (1.8%)

LTL shipments              12,645,137      12,850,648      (205,511)    (1.6%)
TL shipments                  157,713         165,274        (7,561)    (4.6%)
                           ----------      ----------    ----------
Total shipments            12,802,850      13,015,922      (213,072)    (1.6%)

Revenue per LTL ton        $   434.44      $   423.88    $    10.56      2.5%
Revenue per TL ton         $   160.13      $   156.37    $     3.76      2.4%
Total revenue per ton      $   385.60      $   374.37    $    11.23      3.0%

New Penn results of operations for the year ended December 31, 2002.

Revenue was $213 million for the year ended December 31, 2002. Daily tonnage levels during January were 13% lower than 2001's pre-acquisition business levels due to the economic downturn. Following the February 2002 closing of a significant competitor in the northeast, New Penn's daily business levels improved, despite the loss of a major customer. The shutdown of Consolidated Freightways did not benefit New Penn because Consolidated did not operate in the next-day market. New Penn implemented a general rate increase effective August 4, 2002. New Penn's operating ratio was 92.7% in the first quarter, and improved to 87.6% in quarters two through four. The operating ratio for New Penn was 88.7% for the year, generating operating income of $24.1 million.

New Penn's results of operations for 2001 only include the month of December, after the acquisition of Roadway Next Day, and therefore are not comparable to the 2002 results.

The following table shows the New Penn operating statistics for the year ended December 31, 2002:

                                                Year ended
                                               Dec. 31, 2002
                                                ------------
           LTL tons                                824,919
           TL tons                                 120,610
                                                ----------
           Total tons                              945,529

           LTL shipments                         1,833,548
           TL shipments                             14,991
                                                ----------
           Total shipments                       1,848,539

           Revenue per LTL ton                  $   242.79
           Revenue per TL ton                   $   107.06
           Total revenue per ton                $   225.48


2001 COMPARED TO 2000

The Company's net income of $30.8 million or $1.64 per share (diluted) for the year ended December 31, 2001 declined from $56.5 million or $2.98 per share (diluted) for the prior year. Deteriorating economic conditions during 2001 led to a tonnage decline at Roadway Express of 12.6%, or over 1 million tons compared to the prior year. The operating ratio from continuing operations for the Company deteriorated to 97.9% from 96.8% in 2000. Net revenue was $2.78 billion in 2001 versus $3.04 billion in 2000, an 8.6% decline.

Roadway Express' operating income of $61.5 million, or 2.2% of revenue compares to an operating income of $96.4 million, or 3.2% of revenue in 2000. New Penn's operating income was $0.9 million, or 6.6% of revenue. Consolidated operating income from continuing operations was $58.7 million, or 2.1% of revenue, and includes $3.7 million of unallocated corporate expenses. These results include New Penn from December 1, 2001, which added $14 million of revenue, or less than 1% of the total for 2001.

The net other expense of $5.8 million is due to an employment-related legal judgement, other non-operating expenses of $0.9 million, and net interest expense of $0.4 million during the year. The income tax rate of 42.0% compares with 42.5% in 2000. The Company's tax rate in 2001 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations.

The following discussion covers the results of Roadway Express only. New Penn's results of operations for 2001 only include the month of December, after the acquisition of Roadway Next Day, and therefore are not included in this discussion.

Revenue per ton for Roadway Express, excluding a 0.5% reduction in the fuel surcharge, was 4.5% higher than 2000. Roadway Express did not encounter significant changes in the overall characteristics of its freight, such that the average shipment size increased six pounds to 1,135 pounds, and the average length of haul increased to 1,312 miles, up 11 miles over 2000. Revenue declined in all of our service offerings except for specialized domestic products, which grew 4.2%.

Salaries, wages, and benefits increased to 63.9% of revenue, up from 62.2% in 2000. 1.2% of this increase is attributable to employee health and pension benefits, and 0.5% is attributable to driver wage expenses. Intercity drivers drove a greater percentage of the linehaul miles compared to a reduced percentage utilizing railroads. Driver wages in the city operation increased as a percentage of revenue as the Company continued to maintain coverage with all customers, despite reduced tonnage. All other salary and wage related expenses declined consistent with business levels. Due to the reduced business levels, the Company's workforce was reduced by 9% through layoffs and hiring restrictions, when compared to the year 2000.

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

The 26% decrease in claims and insurance expense reflects a reduction in costs associated with cargo loss and damage and public liability claims. These decreases reflect the reduction of business levels, improved cargo-handling performance, and improved driver safety performance.

Depreciation expense increased 28.4%, reflecting recent capital expenditures for tractors, trailers, and information technology expenditures.


LIQUIDITY AND CAPITAL RESOURCES

At the end of 2002, cash and marketable securities amounted to $107 million, a $3.5 million decrease from year-end 2001. The decrease in cash provided by operating activities, despite higher income from continuing operations, was caused by an increase in net working capital assets other than cash, and is consistent with the increased business levels during the fourth quarter. Also, during 2002 we used $11.8 million of cash for the purchase of Arnold shares presented for redemption, and $10.7 million for the purchase of Company stock to fund stock plans.

Net capital expenditures for operating property of $66.7 million in 2002 were up slightly compared to $66.1 million in 2001. Capital expenditures were financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for planned replacement of Roadway Express' linehaul tractors through operating lease arrangements. Capital expenditures of $95 million to $105 million are expected for 2003. The capital expenditures are primarily designated for revenue equipment, facilities, and information systems. Management believes that cash flows from operations and current financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and anticipated expenditures for other corporate purposes.

The $24 million use of cash for business acquisitions was primarily for payment of income taxes related to the sale of Arnold's logistics division (ARLO) concurrent with the purchase of Roadway Next Day, and payment of additional transaction fees related to the acquisition of Roadway Next Day.

The Company was debt free until the acquisition of Roadway Next Day in November 2001. The acquisition was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225 million in senior notes, and available cash.

The credit facility consists of a five-year, $215 million senior revolving credit facility with a $165 million sublimit for letters of credit, and a five-year, $175 million senior term loan. On August 6, 2002, the Company completed Amendment 1 to the credit agreement which increased the size of the revolving credit facility from $150 million to $215 million and increased the sublimit for letters of credit from $100 million to $165 million. This amendment was effected to allow for adequate letters of credit availability to meet insurance requirements. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $112 million as a result of the issuance of letters of credit, primarily related to casualty claims.

The initial senior term loan balance of $175 million was reduced by $75 million in the fourth quarter of 2001, using the after-tax proceeds from the sale of ARLO. Repayments of $18 million were made on this loan during 2002. As of December 31, 2002, $82 million was outstanding under the term loan facility, with quarterly installments ranging from $2.4 million in 2003 to $4.8 million in 2006. Under certain conditions, mandatory prepayments may be required under the credit facility. A mandatory prepayment of $8 million was made on the term loan in 2002, related to the sale of ARLO. Additionally, a mandatory prepayment of $24 million was made on the term loan in January 2003 upon the completion of the sale of ATS. The term loan accrued interest at the rate of 2.91% as of December 31, 2002.

The Company also issued $225 million of 8.25% senior notes due December 1, 2008 in connection with the Roadway Next Day acquisition. Interest is due semi-annually on June 1 and December 1.

The Company's Canadian subsidiary also has a $10 million credit facility available for general corporate purposes under a secured revolving line of credit and bankers' acceptances. At December 31, 2002, there were no amounts outstanding on this facility.

The Company had outstanding debt of $307 million, $33.7 million of which is classified as current on the December 31, 2002 balance sheet. Remaining borrowing capacity of $113 million was available under the arrangements described above at December 31, 2002.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth. The Company was in compliance with all covenants as of December 31, 2002.

Under the accounts receivable securitization arrangement, which has a 3-year term, Roadway Express can finance up to $200 million of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of Roadway Express, without recourse, to an unrelated third party financial conduit. At December 31, 2002, undivided interests in the accounts receivable pool aggregating $100 million were sold under this arrangement, leaving an additional $100 million available. This arrangement allowed Roadway Express to immediately use the $100 million to be collected on accounts receivable at an effective interest rate of 3.09% in 2002.

The arrangement provides that Roadway Express' new accounts receivable are immediately sold to the SPE. Roadway Express, through its SPE, retains the risk of credit loss on the receivables. The conduit has collection rights to recover payments from the designated accounts receivable and Roadway Express retains collection and administrative responsibilities for the accounts receivable.

In 2003, we intend to use currently held treasury shares to fund executive stock compensation plans and matching contributions to our 401(k) plan. The use of these treasury shares could increase our shares outstanding by as much as 3% during 2003. During 2002, we funded these plans with cash in the amount of $20 million. Using the available treasury shares will give us additional flexibility. We intend to extinguish the outstanding debt as available cash flows permit, which will increase the Company's ability to move forward with strategic initiatives.

The Company's pension plan assets declined 15.8% in 2002 and 10.2% in 2001 due to poor investment performance, in addition to the $35 million of benefits paid. This has resulted in a requirement to fund the pension plan beginning in 2004 for the plan year 2003. The Company intends to fund the plan in 2003 by contributing between $8 million and $20 million to the plan. In 2004 and beyond, we anticipate funding requirements at amounts roughly comparable to the periodic pension expense recognized. As discussed in the results of operations above, the decline in the pension plan assets has caused an increase in pension expense in 2002, and is expected to cause further increases in 2003.

The impact of inflation on operating expenses has not been significant in recent years.


CRITICAL ACCOUNTING POLICIES


The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Many of these estimates and assumptions are based on the Company's critical accounting policies as described below. Management has applied these policies on a consistent basis from year to year. Actual results could differ from these estimates. Additionally, the Company's Audit Committee of the Board of Directors has been informed by management and its independent auditors of the significance, sensitivity, and reasonableness of these estimates.

Revenue recognition

The Company recognizes revenue as earned on the date of freight delivery to the consignee. At December 31, 2002 the Company had $37.2 million of in-transit revenue in the system at various stages of completion, from pick up at origin, to ready for delivery at destination. The Company has accounting and control systems, and business processes in place to track these shipments accurately to recognize revenue when delivery is complete.

Allowance for doubtful accounts

The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral, except in situations where poor credit history has been demonstrated. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains adequate allowances for anticipated losses. These allowances for doubtful accounts, included as an adjusting component of accounts receivable, were $8.4 million at December 31, 2002 and $8.2 million at December 31, 2001. In 2001, we made an additional allowance for a large customer in financial difficulty. These additional allowances were not necessary in 2002. These allowances are based on categories of aged receivables and historical collection results, and include provisions for revenue adjustments arising from the complex nature of freight rates.

Casualty claims

Casualty claim reserves represent management's estimates of claims for property damage, public liability and workers' compensation. The Company manages casualty claims with the assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3 million.

The Company promotes prevention as a key component in minimizing exposure to casualty claim losses. We have developed comprehensive programs that emphasize and encourage employee safety, accident prevention, and a vendor selection process that insures that our suppliers have safety practices and insurance coverage compatible with ours. These programs include individual and team recognition and awards for safety and safety improvement, and extensive measurements of safety performance in all major work disciplines. The Company has made significant improvements in its safety records in recent years while recognizing opportunities for continued improvement.

When accidents or injuries occur, their outcomes are managed closely to bring them to conclusion efficiently, fairly, and quickly by the Company, its TPA, and risk management provider. Processes are in place to identify, evaluate, and develop individual cases as soon as possible, to facilitate recovery and return to work, or to mitigate damages. The Company has developed an extensive program to aid the employee's recovery from injury, return to work, and allow resumption of the individual's normal lifestyle.

The liability balances are closely monitored by the Company and its TPA using adjuster evaluations of each claim and a statistical benchmarking database for analysis of reserve accuracy. The Company's casualty claim trends have shown improvement over several years resulting from safety performance, medical guidance, return-to-work programs, and case management and closure. Open workers' compensation claims are compared in the aggregate against an insurance industry database for an overall evaluation of consistent reserve practices. All cases are monitored on a statistical basis to evaluate development patterns and reporting of new cases. Closed cases are also measured against the database to monitor results. This extensive analysis enables the Company to estimate worker compensation reserves, provide for incurred but not reported cases, and development patterns of cases consistently and adequately. Property damage and public liability cases are managed in a similar manner, but an industry database is not available to benchmark reserves. All major cases are reviewed and evaluated at least each quarter by a high-level management team which evaluates the Company's exposure from the aspects of legal, risk and financial management. At December 31, 2002 the Company had reserve balances for casualty claims of $91.1 million, and had recognized self-insurance expenses during 2002 of $67.7 million. A 1% variance in the reserve accuracy would impact the expenses by $911,000. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income, while property damage and public liability expenses are a component of insurance and claims expense.

Customer claims

Reserves for cargo claims, resulting from damage or loss of our customers' freight, and overcharge claims, resulting from customer rating disputes, are necessary because claims can arise several months after the transportation service has been provided by the Company. These estimates are based on current business levels, recent and historic claim trends, and statistical data on claims incurred but not reported. The trends on these claims have improved significantly in recent years due to our programs to protect freight through extensive employee training, customer communication, and increasing employee awareness of the business impacts of cargo claims. Improved data systems and processes have also reduced overcharge claims significantly. At December 31, 2002 reserve balances for these claims were $10.6 million.

Contingencies

The Company maintains reserves for litigation and contingent liabilities. The Company has a process in place, primarily utilizing management's legal counsel with necessary input and advice from business unit managers, risk managers and financial managers, to monitor and assess reserves for these liabilities. The Company has placed these contingencies into three categories: environmental liabilities, income tax contingencies, and other general contingencies. These general contingencies arise from the normal conduct of business, and minimal reserves have been deemed necessary.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. Such designations are made regardless of the Company's limited involvement at each site. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The Company believes that its obligation with regard to these sites is not significant.

The Company's former parent is currently under examination by the Internal Revenue Service for tax years 1994 and 1995, years prior to the spin-off of the Company. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent has filed a petition in the United States Tax Court to contest the proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, the Company made a $14 million payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995. The Company estimates the possible range of the remaining payments that may be due to the former parent to be approximately $0 to $16 million in additional taxes and $0 to $9 million in related interest, net of tax benefit. The Company has established what it believes to be adequate reserves with respect to these proposed adjustments. There can be no assurance that the timing or the amount of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

Deferred income tax valuation allowance

The Company has valuation allowances on certain deferred tax assets amounting to $2.2 million at December 31, 2002 on total deferred tax assets of $139.7 million. The valuation allowances relate to potentially unrecoverable loss carry forwards for a portion of the Company's total foreign loss carry forwards of $6.4 million. We have not established a valuation allowance when the recovery is more likely than not. Recovery of these deferred tax assets is dependent on attaining profitability in the related foreign operations.

Pension and postretirement heath care

The Company has established reserves for future benefit costs related to non-bargaining unit employees' defined benefit pension and postretirement health care benefit plans totaling $135.1 million as of December 31, 2002. The Company has determined the discount rate and long-term asset return assumptions based on historic experience, comparison to market measures, and consultation with actuarial service providers. The current discount rate assumption was reduced from 7.50% at December 31, 2001 to 6.75% at December 31, 2002. This discount rate is expected to be within the range of rates indicated in survey data made available by the plan's actuary and approximates the Moody's AA corporate bond yield at the year end measurement date. The current long term return on asset assumption has been reduced from 9.50% at January 1, 2002 to 8.50% at January 1, 2003, due to recent market performance. The change in expected long-term return on assets would have increased operating expense and the related liability reserve in 2002 for the Company sponsored pension plan by approximately $3.1 million.

Goodwill

As of December 31, 2002, the Company had net unamortized goodwill of $283.9 million, including $269.1 million of goodwill recorded in connection with the Company's acquisition of Roadway Next Day on November 30, 2001. Goodwill represents costs in excess of net assets of acquired businesses.

The Company completed the required transitional goodwill impairment test for all reporting units effective June 15, 2002 which did not indicate any impairment. As a result of finalizing the Roadway Next Day purchase price allocation during the fourth quarter, and the agreement to sell ATS, all goodwill resulting from the Roadway Next Day acquisition has been recorded in the New Penn business segment at December 31, 2002. The Company updated its goodwill impairment test at December 31, 2002. The performance of the updated impairment test did not indicate any impairment of goodwill. Key to the results of this test was the projected operating results and cash flows of New Penn. Historically, New Penn has generated more profit than needed to cross the hurdle of our impairment test. In 2002, they did not, due to reduced business volumes. We believe that in 2003 and beyond, operating results and cash flows will increase and allow New Penn to operate profitably enough to pass the impairment test.

If impairment indicators were present, the fair value of the reporting unit goodwill would be determined and compared to its carrying value. Any impairment loss would be recognized accordingly. The Company expects to perform the required annual goodwill impairment assessment on a recurring basis at the end of the second quarter each year, or more frequently should any indicators of possible impairment be identified.


OTHER MATTERS

Under the terms of the Teamster contract, wage and benefit increases approximating 2% were effective April 1, 2002, with an additional increase designated for benefits of approximately 2.1% effective August 1, 2002. The current contract will expire on March 31, 2003. Roadway Express, along with other motor carriers, is currently involved in multi-employer collective bargaining for settlement of a new contract. Negotiations with the Teamsters began on October 8, 2002. Building on momentum from the completion of local or supplemental contracts, management and Teamster negotiators continue to work for early settlement of the national portions of the labor agreement. Both parties recognize the benefits in the marketplace of an early agreement, and are making efforts to accomplish this task.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2003 to 2004, fix the Company's interest costs at rates varying from 5.62% to 6.39% on leases with a notional amount of $14.4 million, and prevent the Company's earnings from being directly affected by changes in interest rates related to its trailer leases. The fair value of the Company's interest rate swaps at December 31, 2002 is a liability of approximately $326,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements.

The Company may incur economic losses due to adverse changes in foreign currency exchange rates, primarily with fluctuations in the Canadian dollar and Mexican peso. A 10% adverse change in foreign currency exchange rates would have no material impact on future cash flows and earnings of the Company.

Potential fuel price increases, an unpredictable cost component for the Company, are expected to be mitigated by a variable rate fuel surcharge as previously discussed in the results of operations.

                      Roadway Corporation and Subsidiaries

                           Consolidated Balance Sheets

                                                                DECEMBER 31
                                                     ---------------------------------
                                                         2002                  2001
                                                     -----------           -----------
                                                     (in thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                         $   106,929          $   110,432
   Accounts receivable, including retained
      interest in securitized receivables, net           230,216              182,463
   Prepaid expenses and supplies                          16,683               13,802
   Deferred income taxes                                  21,813               16,134
   Assets of discontinued operations                      87,431              134,936
                                                     -----------          -----------
Total current assets                                     463,072              457,767
Carrier operating property, at cost                    1,515,648            1,535,086
   Less allowance for depreciation                     1,006,465            1,012,279
                                                     -----------          -----------
Net carrier operating property                           509,183              522,807
Goodwill, net                                            283,910              256,901
Deferred income taxes                                     39,941               31,054
Other assets                                              39,767               34,320
                                                     -----------          -----------
Total assets                                         $ 1,335,873          $ 1,302,849
                                                     ===========          ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                  $   193,501          $   179,829
   Salaries and wages                                    151,464              120,198
   Current portion of long-term debt                      33,703               18,000
   Freight and casualty claims payable                    49,815               52,669
   Liabilities of discontinued operations                 32,407               67,353
                                                     -----------          -----------
Total current liabilities                                460,890              438,049

Long-term liabilities:
   Casualty claims and other                              67,882               65,997
   Deferred income taxes                                  10,666               10,887
   Accrued pension and postretirement health care        135,053              121,021
   Long-term debt                                        273,513              307,000
                                                     -----------          -----------
Total long-term liabilities                              487,114              504,905

Shareholders' equity:
   Preferred stock
      Authorized--20,000,000 shares;
      Issued--none                                            --                   --
   Common stock--$.01 par value;
      Authorized--100,000,000 shares;
      Issued--20,556,714 shares                              206                  206
Additional paid-in capital                                35,559               38,555
Retained earnings                                        397,173              362,123
Accumulated other comprehensive loss                     (10,090)              (9,741)
Unearned portion of restricted stock awards              (12,896)             (10,417)
Treasury shares (1,188,124 shares in 2002 and
    1,179,900 shares in 2001)                            (22,083)             (20,831)
                                                     -----------          -----------
Total shareholders' equity                               387,869              359,895
                                                     -----------          -----------
Total liabilities and shareholders' equity           $ 1,335,873          $ 1,302,849
                                                     ===========          ===========

See accompanying notes.

                      Roadway Corporation and Subsidiaries

                        Statements of Consolidated Income

                                                      YEAR ENDED DECEMBER 31
                                              --------------------------------------
                                                 2002          2001          2000
                                              ----------    ----------    ----------
                                               (in thousands, except per share data)
Revenue                                       $3,010,776    $2,778,891    $3,039,560

Operating expenses:
   Salaries, wages and benefits                1,934,482     1,781,243     1,889,928
   Operating supplies and expenses               479,415       477,981       544,774
   Purchased transportation                      289,612       271,964       308,089
   Operating taxes and licenses                   76,662        71,360        78,271
   Insurance and claims                           63,621        47,028        64,442
   Provision for depreciation                     75,786        70,186        55,675
   Net (gain) loss on sale of carrier
      operating property                            (650)          434         1,969
                                              ----------    ----------    ----------
Total operating expenses                       2,918,928     2,720,196     2,943,148
                                              ----------    ----------    ----------
Operating income from continuing operations       91,848        58,695        96,412
Other (expense) income:
   Interest expense                              (23,268)       (2,751)         (341)
   Other, net                                     (6,543)       (3,067)        2,213
                                              ----------    ----------    ----------
                                                 (29,811)       (5,818)        1,872
                                              ----------    ----------    ----------
Income from continuing operations before
   income taxes                                   62,037        52,877        98,284
Provision for income taxes                        26,895        22,214        41,742
                                              ----------    ----------    ----------
Income from continuing operations                 35,142        30,663        56,542
Income from discontinued operations                3,782           174            --
                                              ----------    ----------    ----------
Net Income                                    $   38,924    $   30,837    $   56,542
                                              ==========    ==========    ==========
Basic earnings per share from:
      Continuing operations                   $     1.90    $     1.66    $     3.03
      Discontinued operations                       0.20          0.01            --
                                              ----------    ----------    ----------
Basic earnings per share                      $     2.10    $     1.67    $     3.03
                                              ==========    ==========    ==========
Diluted earnings per share from:
      Continuing operations                   $     1.85    $     1.63    $     2.98
      Discontinued operations                       0.20          0.01            --
                                              ----------    ----------    ----------
Diluted earnings per share                    $     2.05    $     1.64    $     2.98
                                              ==========    ==========    ==========
Dividends declared per share                  $     0.20    $     0.20    $     0.20
                                              ==========    ==========    ==========

See accompanying notes.

                      Roadway Corporation and Subsidiaries

                 Statements of Consolidated Shareholders' Equity

                                                                                    ACCUMULATED      UNEARNED
                                                          ADDITIONAL                OTHER            PORTION OF
                                               COMMON      PAID-IN      RETAINED    COMPREHENSIVE    RESTRICTED      TREASURY
                                   TOTAL       STOCK       CAPITAL      EARNINGS    (LOSS) INCOME    STOCK AWARDS     SHARES
                                 ---------    --------    ----------    --------    -------------    ------------    --------
                                                                         (in thousands)
Year ended December 31, 2000
Balance at January 1, 2000       $290,955     $    206     $ 41,586     $282,490       $ (5,591)       $ (7,509)     $(20,227)
   Net income                      56,542                                 56,542
   Foreign currency translation
      Adjustments                  (1,134)                                               (1,134)
                                 --------
   Total comprehensive income      55,408
   Dividends declared              (3,875)                                (3,875)
   Treasury stock activity--net        20                                                                                  20
   Restricted stock award
      activity                     (2,637)                   (1,156)                                     (1,481)
                                 --------     --------     --------     --------       --------        --------      --------
Balance at December 31, 2000      339,871          206       40,430      335,157         (6,725)         (8,990)      (20,207)
Year ended December 31, 2001
   Net income                      30,837                                 30,837
   Foreign currency
      translation adjustments      (2,424)                                               (2,424)
   Derivative fair value
      adjustments                    (592)                                                 (592)
                                 --------
   Total comprehensive income      27,821
   Dividends declared              (3,871)                                (3,871)
   Treasury stock activity--net      (624)                                                                               (624)
   Restricted stock award
      activity                     (3,302)                   (1,875)                                     (1,427)
                                 --------     --------     --------     --------       --------        --------      --------
Balance at December 31, 2001     $359,895     $    206     $ 38,555     $362,123       $ (9,741)       $(10,417)     $(20,831)
YEAR ENDED DECEMBER 31, 2002
   Net income                      38,924                                 38,924
   Foreign currency
      translation adjustments        (615)                                                 (615)
   Derivative fair value
      adjustments                     266                                                   266
                                 --------
   Total comprehensive income      38,575
   Dividends declared              (3,874)                                (3,874)
   Treasury stock activity--net    (1,252)                                                                             (1,252)
   Restricted stock award
      activity                     (5,475)                   (2,996)                                     (2,479)
                                 --------     --------     --------     --------       --------        --------      --------
BALANCE AT DECEMBER 31, 2002     $387,869     $    206     $ 35,559     $397,173       $(10,090)       $(12,896)     $(22,083)
                                 ========     ========     ========     ========       ========        ========      ========

See accompanying notes.

                      Roadway Corporation and Subsidiaries

                      Statements of Consolidated Cash Flows

                                                             YEAR ENDED DECEMBER 31
                                                      -----------------------------------
                                                         2002         2001         2000
                                                      ---------    ---------    ---------
                                                                 (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                            $  38,924    $  30,837    $  56,542
Less: income from discontinued operations                 3,782          174           --
                                                      ---------    ---------    ---------
Income from continuing operations                        35,142       30,663       56,542
Adjustments to reconcile net income from continuing
   operations to net cash provided by operating
   activities:
      Depreciation and amortization                      80,090       71,498       56,878
      (Gain) loss on sale of carrier operating
         property                                          (650)         434        1,969
Changes in assets and liabilities from continuing
   operations:
      Accounts receivable                               (46,766)      42,872          420
      Other assets                                      (12,652)     (11,253)      (8,829)
      Accounts payable and accrued items                 38,155      (23,974)      (7,184)
      Long-term liabilities                               9,930        2,515       (2,812)
                                                      ---------    ---------    ---------
Net cash provided by continuing operations              103,249      112,755       96,984

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisitions, net of cash acquired             (24,092)    (413,222)      (2,885)
Purchases of carrier operating property                 (73,427)     (70,540)    (109,617)
Sales of carrier operating property                       6,765        4,481        3,617
                                                      ---------    ---------    ---------
Net cash (used) by investing activities                 (90,754)    (479,281)    (108,885)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of accounts receivable                                  --      100,000           --
Long-term debt (payments) proceeds                      (17,784)     325,000           --
Debt issuance costs                                          --      (10,826)          --
Net dividends paid                                       (3,863)      (3,871)      (3,874)
Transfers from discontinued operation                    18,000           --           --
Treasury stock activity--net                             (1,252)        (624)          20
                                                      ---------    ---------    ---------
Net cash (used) provided by financing activities         (4,899)     409,679       (3,854)
Effect of exchange rate changes on cash                    (227)          54         (103)
                                                      ---------    ---------    ---------
Net increase (decrease) in cash and cash
   equivalents from continuing operations                 7,369       43,207      (15,858)
Net (decrease) increase in cash and cash
   equivalents from discontinued operations             (10,872)       2,286           --
Cash and cash equivalents at beginning of year          110,432       64,939       80,797
                                                      ---------    ---------    ---------
Cash and cash equivalents at end of year              $ 106,929    $ 110,432    $  64,939
                                                      =========    =========    =========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Corporation and Subsidiaries
December 31, 2002


1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Corporation (the Company) is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. Approximately 75% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2003.

Effective May 30, 2001, holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation, and Roadway Express, Inc. became a wholly owned subsidiary of Roadway Corporation (the Reorganization). The Reorganization was effected by a merger pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the shareholders of the Company. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger.

Roadway Express, Inc. and subsidiaries (Roadway Express) provides long-haul, less-than-truckload (LTL) freight services in North America and offers services to more than 100 countries worldwide in a single business segment.

Roadway Next Day Corporation (Roadway Next Day), formerly known as Arnold Industries, Inc. (Arnold), was acquired on November 30, 2001 and provides regional next-day LTL, and truckload (TL) freight services in two business segments, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services (ATS), respectively. On December 26, 2002, the Company entered into an agreement to sell ATS, the TL subsidiary of Roadway Next Day. The transaction was completed on January 23, 2003. No significant gain or loss occurred as a result of this transaction. The Company has reported ATS as a discontinued operation for all periods presented and Roadway Next Day now operates in one business segment, regional next-day LTL (see Notes 3 and 4).

2. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS--The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

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

The carrying value of the Company's senior term loan approximates fair value as these financial instruments bear interest at variable rates based on LIBOR or the prime rate. The $225,000,000 in senior notes had an approximate fair value of $254,421,000 at December 31, 2002, based on quoted market prices.

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value in the balance sheet. The Company's use of derivative financial instruments is limited principally to interest rate swaps on certain trailer leases as part of its overall risk management policy. The interest rate swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the provisions of SFAS No. 133, changes in the fair value of interest rate swaps are recognized in other comprehensive income in the statement of shareholders' equity until such time as the hedged items are recognized in net income. Due to the Company's limited use of derivatives, the fair value of these financial instruments, a liability of $326,000 net of tax, has not been separately disclosed on the balance sheet (see Note 12).

RECEIVABLE SALES--The Company sells receivables in securitization transactions, and retains an equity interest in the receivables pool, servicing rights, and a cash reserve account. These constitute the retained interests in the securitized receivables. The estimated fair value is based on the present value of the expected cash flows, which approximates face value adjusted for allowances for anticipated losses (see Note 13).

CONCENTRATION OF CREDIT RISKS--The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

GOODWILL--Goodwill represents costs in excess of net assets of acquired businesses, which prior to January 1, 2002, was amortized using the straight-line method primarily over a period of 20 years.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 31, 2002, the Company had net unamortized goodwill of $283,910,000, including $269,093,000 of goodwill recorded in connection with the Company's acquisition of Roadway Next Day on November 30, 2001 (see Note 3). Amortization of previously existing goodwill resulting from the Company's earlier acquisitions was ended effective January 1, 2002. Goodwill amortization was zero in 2002, $967,000 in 2001, and $826,000 in 2000. As a result of adopting SFAS No. 142, the elimination of goodwill amortization would have resulted in an increase to net income of $560,000 ($0.03 per share-diluted) in 2001 and $475,000 ($0.03 per share-diluted) in 2000.

The Company completed the required transitional goodwill impairment test under SFAS No. 142 for all reporting units effective June 15, 2002 which did not indicate any impairment. As a result of finalizing the Roadway Next Day purchase price allocation during the fourth quarter, goodwill reflected in the ATS segment preliminary purchase price allocation was reallocated to the New Penn segment. Accordingly, all goodwill resulting from the Roadway Next Day acquisition has been recorded in the New Penn business segment at December 31, 2002. The Company updated its goodwill impairment test at December 31, 2002 due to the reallocation of goodwill previously recorded in the ATS business segment. The performance of the updated impairment test did not indicate any impairment of goodwill. The Company expects to perform the required annual goodwill impairment assessment on a recurring basis at the end of the second quarter each year, or more frequently should any indicators of possible impairment be identified.

CASUALTY CLAIMS PAYABLE--Casualty claims payable represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The liability balances are closely monitored by the Company and its TPA using adjuster evaluations of each claim and a statistical benchmarking database for analysis of reserve accuracy. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

REVENUE RECOGNITION--The Company recognizes revenue as earned on the date of freight delivery to the consignee. Related expenses are recognized as incurred.

STOCK-BASED COMPENSATION-- In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. The Company has adopted the disclosure provision of SFAS No. 148 as of December 31, 2002.

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, the Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has granted stock awards that have reduced net income as follows: 2002-$3,900,000; 2001-$2,115,000; and
2000-$1,495,000. In addition, the Company has issued stock options for which compensation expense is not recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant (see Note 11).

Under SFAS No. 123, compensation expense is measured at the grant date based on the value of the award and is recognized over the vesting period. Had compensation expense been determined under SFAS No. 123 for the Company's stock options, based on the Black-Scholes value at the grant date, the Company's actual net income would have been reduced by $1,059,000, $947,000 and $931,000 in 2002, 2001, and 2000 respectively. Pro forma net income and earnings per share would have been as follows:

                                                  2002          2001          2000
                                               ---------     ---------     ---------
                                               (in thousands, except per share data)
Income--as reported from:
      Continuing operations                    $  35,142     $  30,663     $  56,542
      Discontinued operations                      3,782           174            --
                                               ---------     ---------     ---------
Net income--as reported                        $  38,924     $  30,837     $  56,542
                                               =========     =========     =========
Income--pro forma from:
      Continuing operations                    $  34,083     $  29,716     $  55,611
      Discontinued operations                      3,782           174            --
                                               ---------     ---------     ---------
Net income--pro forma                          $  37,865     $  29,890     $  55,611
                                               =========     =========     =========
Basic earnings per share
   As reported from:
      Continuing operations                    $    1.90     $    1.66     $    3.03
      Discontinued operations                       0.20          0.01            --
                                               ---------     ---------     ---------
   As reported                                 $    2.10     $    1.67     $    3.03
                                               =========     =========     =========
   Pro forma from:
      Continuing operations                    $    1.84     $    1.61     $    2.98
      Discontinued operations                       0.20          0.01            --
                                               ---------     ---------     ---------
   Pro forma                                   $    2.04     $    1.62     $    2.98
                                               =========     =========     =========
Diluted earnings per share
   As reported from:
      Continuing operations                    $    1.85     $    1.63     $    2.98
      Discontinued operations                       0.20          0.01            --
                                               ---------     ---------     ---------
   As reported                                 $    2.05     $    1.64     $    2.98
                                               =========     =========     =========
   Pro forma from:
      Continuing operations                    $    1.79     $    1.58     $    2.93
      Discontinued operations                       0.20          0.01            --
                                               ---------     ---------     ---------
   Pro forma                                   $    1.99     $    1.59     $    2.93
                                               =========     =========     =========

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

IMPAIRMENT OF LONG-LIVED ASSETS--In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. No impairment charge was required for any period presented.

RECLASSIFICATIONS--Certain items in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

DISCONTINUED OPERATIONS-- In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes a single accounting model to be used for the impairment or disposal of long-lived assets.

Effective January 1, 2002, the Company adopted SFAS No. 144. The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all years presented exclude the amounts related to this discontinued operation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS-- In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 is effective for the Company's financial statements beginning January 1, 2003. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 will be effective for the Company for disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Company's financial position, results of operations or cash flows.


3. BUSINESS ACQUISITION

On November 30, 2001, the Company acquired Arnold Industries, Inc. (Arnold), subsequently named Roadway Next Day Corporation, for cash consideration of $559,839,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold's logistics business (ARLO) to members of the ARLO management team for $105,010,000 in cash. The net acquisition consideration of $427,160,000, which included $23,094,000 in income taxes paid by the Company primarily as a result of the sale of ARLO, was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and available cash.

Roadway Next Day operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL and TL services. Roadway Next Day's trucking activities are conducted by its subsidiaries, New Penn and ATS. New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic states. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of Roadway Next Day was accounted for as a purchase business combination and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $269,093,000, has been recorded as goodwill. The purchase price allocation reflected in these financial statements for the acquisition has been finalized and is based in part on the results of an independent appraisal of the assets acquired and liabilities assumed. Upon the finalization of the valuation process, $5,630,000 of the amount initially classified as goodwill in the financial statements was reclassified to other tangible and identifiable intangible assets acquired, based on their estimated fair values at the date of the acquisition.

The following condensed balance sheet represents the adjusted amounts assigned to each major asset and liability caption of Roadway Next Day at November 30, 2001, including ATS and after the sale of ARLO:

                                                            (in thousands)
                                                            --------------
      Current assets                                           $ 111,767
      Carrier operating property                                 162,754
      Goodwill                                                   269,093
      Other assets                                                15,104
                                                               ---------
      Total assets                                             $ 558,718
                                                               =========

      Current liabilities                                      $  37,161
      Long-term liabilities                                       43,634
      Shareholders' equity                                       477,923
                                                               ---------
      Total liabilities and shareholders' equity               $ 558,718
                                                               =========


4. DISCONTINUED OPERATIONS

On December 26, 2002, the Company entered into an agreement to sell ATS to a management group led by the unit's president and a private equity firm, for approximately $55,000,000. The ATS business segment was acquired as part of the Company's purchase of Roadway Next Day in November 2001, but did not fit the Company's strategic focus of being a LTL carrier. The transaction was completed on January 23, 2003. The Company did not recognize a significant gain or loss as a result of this transaction.

The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all years presented exclude the amounts related to this discontinued operation.

The following table presents revenue and income from the discontinued operation for the years ended December 31, 2002 and 2001. The year ended December 31, 2001 includes only one month of operations since ATS was acquired on November 30, 2001.

                                                            2002          2001
                                                          --------      --------
                                                              (in thousands)
Revenue                                                   $171,133      $ 12,857
                                                          ========      ========
Pre-tax income from discontinued operations                  6,251           290
Income tax expense                                           2,469           116
                                                          --------      --------
Income from discontinued operations                       $  3,782      $    174
                                                          ========      ========

Assets and liabilities of the discontinued operation were as follows:

                                                           2002           2001
                                                         --------       --------
                                                              (in thousands)
Assets
   Current assets                                        $ 22,025       $ 37,623
   Net carrier operating property                          64,065         85,118
   Other assets                                             1,341         12,195
                                                         --------       --------
Total assets                                             $ 87,431       $134,936
                                                         ========       ========
Liabilities
   Current liabilities                                   $  8,104       $ 42,397
   Long-term liabilities                                   24,303         24,956
                                                         --------       --------
Total liabilities                                        $ 32,407       $ 67,353
                                                         --------       --------
Net assets of discontinued operations                    $ 55,024       $ 67,583
                                                         ========       ========


5. SEGMENT INFORMATION

The Company provides freight services primarily in two business segments:
Roadway Express and New Penn. Prior to the acquisition of Roadway Next Day in November 2001, the Company operated only in the Roadway Express segment. The Roadway Express segment provides long-haul LTL freight services in North America and offers services to more than 100 countries worldwide. The New Penn segment provides regional, next-day ground LTL freight service operating primarily in New England and the Middle Atlantic states.

The Company's reportable segments are identified based on differences in products, services, and management structure. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property, and goodwill.

The following tables present information about reported segments for the years ended December 31, 2002 and 2001. The year ended December 31, 2001 includes only one month of operations for New Penn, since New Penn was acquired on November 30, 2001.

                                          FOR THE YEAR ENDED DECEMBER 31, 2002
                                          -------------------------------------
                                            ROADWAY
                                            EXPRESS      NEW PENN       TOTAL
                                          ----------    ----------   ----------
                                                      (in thousands)
Revenue                                   $2,797,582    $  213,194   $3,010,776
Operating expenses:
   Salaries, wages & benefits              1,783,872       140,248    1,924,120
   Operating supplies                        462,838        28,415      491,253
   Purchased transportation                  287,614         1,998      289,612
   Operating taxes and licenses               70,451         6,061       76,512
   Insurance and claims                       59,286         3,470       62,756
   Depreciation                               66,510         8,815       75,325
   Net (gain) loss on sale of
      operating property                        (654)            4         (650)
                                          ----------    ----------   ----------
Total operating expenses                   2,729,917       189,011    2,918,928
                                          ----------    ----------   ----------
Operating income                          $   67,665    $   24,183   $   91,848
                                          ==========    ==========   ==========

Total assets                              $  803,563    $  408,021   $1,211,584
Goodwill                                  $   14,817    $  269,093   $  283,910

                                          For the year ended December 31, 2001
                                         ---------------------------------------
                                           Roadway
                                           Express      New Penn         Total
                                         ----------    ----------     ----------
                                                      (in thousands)
Revenue                                  $2,764,767    $   14,124     $2,778,891
Operating expenses:
   Salaries, wages & benefits             1,768,744         9,654      1,778,398
   Operating supplies                       475,313         1,870        477,183
   Purchased transportation                 271,847           117        271,964
   Operating taxes and licenses              70,955           207         71,162
   Insurance and claims                      46,805           967         47,772
   Depreciation                              69,178           399         69,577
   Net loss (gain) on sale of
      operating property                        460           (26)           434
                                         ----------    ----------     ----------
Total operating expenses                  2,703,302        13,188      2,716,490
                                         ----------    ----------     ----------
Operating income                         $   61,465    $      936     $   62,401
                                         ==========    ==========     ==========

Total assets                             $  711,387    $  398,820     $1,110,207
Goodwill                                 $   14,721    $  242,180     $  256,901

Reconciliation of segment operating income from continuing operations to consolidated income from continuing operations before taxes:

                                                             2002        2001
                                                           --------    --------
                                                               (in thousands)
Segment operating income from continuing operations        $ 91,848    $ 62,401
Unallocated corporate (expense)                                  --      (3,706)
Interest (expense)                                          (23,268)     (2,751)
Other (expense), net                                         (6,543)     (3,067)
                                                           --------    --------
Consolidated income from continuing operations before
   income taxes                                            $ 62,037    $ 52,877
                                                           ========    ========


Reconciliation of total segment assets to total consolidated assets:

                                                       2002             2001
                                                   -----------      -----------
                                                           (in thousands)
Total segment assets                               $ 1,211,584      $ 1,110,207
Assets of discontinued operations                       87,431          134,936
Unallocated corporate assets                            41,351           78,167
Elimination of intercompany balances                    (4,493)         (20,461)
                                                   -----------      -----------
Consolidated assets                                $ 1,335,873      $ 1,302,849
                                                   ===========      ===========

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                     2002          2001          2000
                                                   --------      --------      --------
                                                  (in thousands, except per share data)
Income from:
      Continuing operations                        $ 35,142      $ 30,663      $ 56,542
      Discontinued operations                         3,782           174           --
                                                   --------      --------      --------
Net income                                         $ 38,924      $ 30,837      $ 56,542
                                                   ========      ========      ========
Weighted-average shares for basic earnings per
   share                                             18,507        18,490        18,662
Incentive stock plans                                   492           318           330
                                                   --------      --------      --------
Weighted-average shares for diluted earnings per
   share                                             18,999        18,808        18,992
                                                   ========      ========      ========
Basic earnings per share from:
      Continuing operations                        $   1.90      $   1.66      $   3.03
      Discontinued operations                          0.20          0.01            --
                                                   --------      --------      --------
Basic earnings per share                           $   2.10      $   1.67      $   3.03
                                                   ========      ========      ========
Diluted earnings per share from:
      Continuing operations                        $   1.85      $   1.63      $   2.98
      Discontinued operations                          0.20          0.01            --
                                                   --------      --------      --------
Diluted earnings per share                         $   2.05      $   1.64      $   2.98
                                                   ========      ========      ========

7. CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                       2002             2001
                                                    ----------       ----------
                                                          (in thousands)
Land                                                $  109,564       $  111,173
Structures                                             459,594          442,896
Revenue equipment                                      687,467          735,474
Other operating property                               259,023          245,543
                                                    ----------       ----------
Carrier operating property, at cost                  1,515,648        1,535,086
Less allowance for depreciation                      1,006,465        1,012,279
                                                    ----------       ----------
Net carrier operating property                      $  509,183       $  522,807
                                                    ==========       ==========


8. ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                         2002            2001
                                                      ---------       ---------
                                                            (in thousands)
Trade and other payables                              $  76,063       $  66,899
Drafts outstanding                                       18,456          25,785
Income taxes payable                                     36,925          30,525
Taxes, other than income                                 29,688          27,502
Multi-employer health, welfare, and
   pension plans                                         32,369          29,118
                                                      ---------       ---------
Accounts payable                                      $ 193,501       $ 179,829
                                                      =========       =========

9. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                           2002           2001           2000
                                         --------       --------       --------
                                                     (in thousands)
Current taxes:
   Federal                               $ 29,557       $ 19,655       $ 41,014
   State                                    7,349          3,029          6,674
   Foreign                                  4,776           (766)         1,426
                                         --------       --------       --------
                                           41,682         21,918         49,114
Deferred taxes:
   Federal                                (13,205)        (1,012)        (6,009)
   State                                   (1,517)           (56)          (580)
   Foreign                                    (65)         1,364           (783)
                                         --------       --------       --------
                                          (14,787)           296         (7,372)
                                         --------       --------       --------
Provision for income taxes               $ 26,895       $ 22,214       $ 41,742
                                         ========       ========       ========


In addition to the 2002 provision for income taxes of $26,895,000, income tax benefits of $451,000 were allocated directly to shareholders' equity related to the Company's restricted stock awards. Income tax payments were $38,631,000 in 2002, $25,341,000 in 2001, and $54,245,000 in 2000.

Income (loss) before income taxes consists of the following:

                                           2002           2001           2000
                                        ---------      ---------      ---------
                                                     (in thousands)
Domestic                                $  50,279      $  50,445      $ 104,097
Foreign                                    11,758          2,432         (5,813)
                                        ---------      ---------      ---------
Income before income taxes              $  62,037      $  52,877         98,284
                                        =========      =========      =========

Significant components of the Company's deferred taxes are as follows:

                                                        2002             2001
                                                     ---------        ---------
                                                           (in thousands)

Deferred tax assets:
   Freight and casualty claims                       $  40,934        $  41,028
   Retirement benefit liabilities                       51,897           46,466
   Accrued employee benefits                            38,813           32,453
   Other                                                10,274            8,321
   Valuation allowance                                  (2,229)          (2,387)
                                                     ---------        ---------
Total deferred tax assets                              139,689          125,881

Deferred tax liabilities:
   Depreciation                                         53,029           52,165
   Multi-employer pension plans                         33,420           35,313
   Other                                                 2,152            2,102
                                                     ---------        ---------
Total deferred tax liabilities                          88,601           89,580
                                                     ---------        ---------

Net deferred tax assets                              $  51,088        $  36,301
                                                     =========        =========


At December 31, 2002, the Company had approximately $6,418,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2008 to 2011. For financial reporting purposes, a valuation allowance of $2,229,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                       2002      2001      2000
                                                      ------    ------    ------
Federal statutory tax rate                             35.0%     35.0%     35.0%
State income taxes, net of federal tax benefit          6.1       3.7       4.0
Non-deductible operating costs                          3.5       3.3       2.1
Impact of foreign operations                            0.5       0.3       1.6
Other, net                                             (1.7)     (0.3)     (0.2)
                                                      -----     -----     -----
Effective tax rate                                     43.4%     42.0%     42.5%
                                                      =====     =====     =====


10. EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $174,007,000 in 2002, $165,331,000 in 2001, and $174,253,000 in 2000 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $178,955,000 in 2002, $163,775,000 in 2001, and $165,018,000 in 2000 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Amendment Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets for the defined benefit pension and postretirement health care benefit plans as of December 31, 2002 and 2001:

                                                 PENSION BENEFITS        HEALTH CARE BENEFITS
                                              ----------------------    ----------------------
                                                 2002         2001         2002         2001
                                              ---------    ---------    ---------    ---------
                                                               (in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year       $ 330,790    $ 293,100    $  41,721    $  42,713
Service cost                                     17,520       17,496        1,741        1,665
Interest cost                                    24,183       22,568        3,156        2,881
Actuarial losses (gains)                         32,295       15,042        5,024       (2,911)
Benefits paid                                   (18,224)     (17,416)      (2,482)      (2,627)
                                              ---------    ---------    ---------    ---------
Benefit obligation at end of year               386,564      330,790       49,160       41,721

CHANGE IN PLAN ASSETS
Fair value of plan assets at
   beginning of year                            308,229      362,781           --           --
Actual return on plan assets                    (48,681)     (37,136)          --           --
Benefits paid                                   (18,224)     (17,416)          --           --
                                              ---------    ---------    ---------    ---------
Fair value of plan assets at end of year        241,324      308,229           --           --

FUNDED STATUS
Plan assets less than
   projected benefit obligation                 145,240       22,561       49,160       41,721
Unamortized:
   Net actuarial (loss) gain                    (26,968)      85,816      (10,281)       6,492
   Net asset at transition                        8,372        9,767           --           --
   Prior service (cost) benefit                 (43,725)     (48,136)      13,255        2,799
                                              ---------    ---------    ---------    ---------
Accrued benefit cost                          $  82,919    $  70,008    $  52,134    $  51,012
                                              =========    =========    =========    =========


Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

                                                    PENSION BENEFITS                    HEALTH CARE BENEFITS
                                          ----------------------------------     ----------------------------------
                                            2002         2001         2000         2002         2001         2000
                                          --------     --------     --------     --------     --------     --------
                                                                    (dollars in thousands)
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                                 6.75%        7.50%        7.50%        6.75%        7.50%        7.50%
Future compensation                           3.25%        3.25%        3.25%          --           --           --
Expected long-term return on plan
     assets                                   9.50%        9.50%        9.50%          --           --           --

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                              $ 17,520     $ 17,496     $ 15,458     $  1,741     $  1,665     $  1,755
Interest cost                               24,183       22,568       19,893        3,156        2,881        2,951
Expected return on plan assets             (28,574)     (33,841)     (32,404)          --           --           --
Amortization of:
   Prior service cost (benefit)              5,245        5,230        5,229       (1,477)        (305)        (169)
   Net asset gain at transition             (1,395)      (1,396)      (1,395)          --           --           --
   Unrecognized gain                        (3,940)      (8,893)     (10,584)         184         (177)         (46)
                                          --------     --------     --------     --------     --------     --------
Net periodic benefit cost
(income)                                  $ 13,039     $  1,164     $ (3,803)    $  3,604     $  4,064     $  4,491
                                          ========     ========     ========     ========     ========     ========


The Company has adjusted the expected long-term return on plan assets from 9.50% to 8.50% effective January 1, 2003.

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 11.5% for 2002 declining gradually to 5.0% in 2010 and thereafter.

A decrease in the assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by $5,392,000 and the service and interest cost components by $582,000 as of December 31, 2002. A one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and interest cost components. The Company's policy regarding the management of health care costs passes the increases beyond a fixed threshold to the plan participants.

The Company charged to operations $10,321,000 in 2002, $10,964,000 in 2001, and $10,395,000 in 2000 relating to its defined contribution 401(k) plans. These plans cover employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

11. STOCK PLANS

STOCK GRANTED UNDER THE MANAGEMENT INCENTIVE STOCK PLAN AND EQUITY OWNERSHIP
PLAN

The Company's Management Incentive Stock Plan and Equity Ownership Plan (the Stock Plans) authorize the granting of common stock at the discretion of the Board of Directors to officers and certain key employees of the Company. The Board approved grants of 248,000 shares in 2002, 263,000 shares in 2001, and 189,000 shares in 2000. These grants are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plans amounted to $6,890,000 in 2002, $3,647,000 in 2001, and $2,600,000 in 2000.

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock with up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. Under this plan, employees purchased 149,000 shares in 2002, 171,000 shares in 2001, and 198,000 shares in 2000.

UNION STOCK PLAN

The Company's Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably staffed, and injury-free work environment. The Company allocated 50,000 shares in 2002, 20,000 shares in 2001, and 100,000 shares in 2000 for grants under this plan.

OPTIONS GRANTED UNDER THE EQUITY OWNERSHIP PLAN, NON EMPLOYEE DIRECTORS' EQUITY OWNERSHIP PLAN AND NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN

Under the Equity Ownership Plan, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options. Stock options vest over a period of four years from the date of grant, are exercisable at the rate of 25% each year, and expire at the end of ten years. The number of shares of common stock that may be issued or transferred under the plan may not exceed 2,000,000. No options were granted under this plan in 2002, 2001 or 2000.

Under the Nonemployee Directors' Equity Ownership Plan, the Compensation Committee is authorized to make awards of stock options and restricted shares. Stock options vest one year from date of grant. The number of shares of common stock that may be issued under the plan may not exceed 100,000.

Under the Nonemployee Directors' Stock Option Plan, directors can elect to invest all or a portion of their retainers in stock options. These stock options vest one year from the date of grant and expire at the end of ten years. The number of options issued under this plan may not exceed 100,000.

The following table summarizes all stock option activity:

                                          2002                     2001                     2000
                                 ---------------------    ---------------------    ---------------------
                                  NUMBER     WEIGHTED-     Number     Weighted-     Number     Weighted-
                                    OF        AVERAGE        of        Average        of        Average
                                  STOCK      EXERCISE      Stock      Exercise      Stock      Exercise
                                 OPTIONS       PRICE      Options       Price      Options       Price
                                 --------    ---------    --------    ---------    --------    ---------
Outstanding January 1             566,518     $  20.47     722,539    $  20.47      725,049    $  20.46
Exercised                        (109,063)       20.50    (146,226)      20.50           --          --
Granted                            37,555        30.98       5,955       21.19        3,490       21.75
Forfeited or expired               (6,000)       20.50     (15,750)      20.50       (6,000)      20.50
                                 --------     --------    --------    --------     --------    --------
Outstanding December 31           489,010     $  21.27     566,518    $  20.47      722,539    $  20.47
                                 ========     ========    ========    ========     ========    ========
Exercisable at year-end           287,447     $  20.44     194,538    $  20.38      185,016    $  20.35

Weighted-average fair value of
   options granted during the
   year                          $  12.89                 $   8.76                 $  11.09

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the weighted-average valuation assumptions used:

                                     2002              2001              2000
                                  ----------        ----------        ----------
Expected life                      5.0 years         5.0 years         7.0 years
Risk-free interest rate            4.4%              5.0%              6.4%
Volatility                        43.4%             43.0%             45.8%
Dividend yield                     0.7%              0.9%              1.1%


The following table summarizes information about stock options outstanding as of December 31, 2002:

                         OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
             ------------------------------------------     --------------------------
                              WEIGHTED-
                               AVERAGE        WEIGHTED-                      WEIGHTED-
RANGE OF                      REMAINING        AVERAGE                        AVERAGE
EXERCISE        NUMBER       CONTRACTUAL      EXERCISE         NUMBER        EXERCISE
PRICES       OUTSTANDING        LIFE           PRICE        EXERCISABLE       PRICE
--------     -----------     -----------     ----------     -----------      ----------
$ 10-15          7,896         --              $ 14.44          7,896          $ 14.44
  20-25        443,559       0.83 YEARS          20.57        279,551            20.60
  30-40         37,555       0.41 YEARS          30.98             --               --
               -------       ----------        -------        -------          -------
               489,010       0.79 YEARS        $ 21.27        287,447          $ 20.44
               =======       ==========        =======        =======          =======


12. LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $139,520,000 payable as follows: 2003--$48,639,000; 2004--$32,633,000; 2005--$22,541,000;
2006--$13,211,000; 2007--$9,262,000 and thereafter $13,234,000. Rental expense for operating leases was $55,199,000, $50,761,000, and $45,445,000, for 2002,
2001, and 2000, respectively.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire in 2003 and 2004, fix the Company's interest costs at rates varying from 5.62% to 6.39% on leases with a notional amount of $14,400,000.

The fair value of the Company's interest rate swaps at December 31, 2002 is a liability of approximately $326,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements. As a result of declining interest rates throughout 2002, the Company recognized incremental interest expense of approximately $734,000, which is included in interest expense in the accompanying financial statements. The ineffective portions of the Company's interest rate swap agreements were not material.

13. SALE OF ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                            2002         2001
                                                         ---------    ---------
                                                             (in thousands)
Accounts receivable                                      $  21,031    $  25,241
Retained interest in securitized accounts receivable       217,617      165,396
Allowance for doubtful accounts                             (8,432)      (8,174)
                                                         ---------    ---------
                                                         $ 230,216    $ 182,463
                                                         =========    =========


On November 21, 2001, Roadway Express entered into an accounts receivable securitization agreement which matures in 2004, to finance up to $200,000,000 (total commitment) of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to a financial conduit. Undivided interests in the accounts receivable pool aggregating zero in 2002 and $100,000,000 in 2001 were sold under this arrangement. The proceeds were used to partially fund the acquisition of Roadway Next Day and are reported as financing cash flows in the Statement of Consolidated Cash Flows.

The accounts receivable are sold at a discount from the face amount to pay investor yield (LIBOR) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interest sold), and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold by Roadway Express in 2002 and 2001 aggregated $6,384,000 and $585,000 respectively and was directly offset by a gain on allowance for accounts receivable discounts upon the consolidation of the SPE. The interest expense recognized in conjunction with the sale of accounts receivable was $3,088,000 in 2002 and $317,000 in 2001.

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

The following transactions occurred between Roadway Express and the SPE in the years 2002 and 2001, respectively: proceeds from the accounts receivable sales, $2,650,810,000, and $493,673,000; servicing fees received, $1,529,000, and
$150,000; payments received on investment in accounts receivable, $2,598,576,000, and $328,696,000.

14. FINANCING ARRANGEMENTS

The Company's consolidated debt consists of the following:

                                                      2002               2001
                                                   ---------          ---------
                                                          (in thousands)
Revolving credit facilities                        $      --          $      --
Senior term loan                                      82,216            100,000
8.25% senior notes due 2008                          225,000            225,000
                                                   ---------          ---------
Sub-total                                            307,216            325,000
Less current portion                                 (33,703)           (18,000)
                                                   ---------          ---------
Long-term debt                                     $ 273,513          $ 307,000
                                                   =========          =========


At December 31, 2002, the Company has in place a senior revolving credit facility with a sublimit for letters of credit that expires November 30, 2006. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. Pricing under the revolving credit facility is at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $112,162,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

The credit facility also includes a $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility in 2001. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. As of December 31, 2002, $82,216,000 was outstanding under the term loan facility accruing interest at a rate of LIBOR plus 1.50% (2.91% effective rate) with future quarterly installments ranging from $2,426,000 in 2003 to $4,851,000 in 2006.

Also in connection with the acquisition of Roadway Next Day on November 30, 2001, the Company issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually on June 1st and December 1st.

Under certain conditions, mandatory prepayments may be required under the credit facility and the senior notes. A mandatory prepayment of $8,000,000 was made on the senior term loan in 2002, related to the sale of ARLO. Additionally, a mandatory prepayment of $24,000,000 was made on the senior term loan in January 2003 upon the completion of the sale of ATS, and has been included in the current portion of long-term debt. Aggregate maturities of long-term debt for the next four years are: 2003 - $33,703,000; 2004 - $12,937,000; 2005 -
$16,171,000; and 2006 - $19,405,000, at such time the senior term loan balance will be zero.

The credit facility borrowings and the senior notes rank equally and are secured by a first-priority perfected lien on all of the capital stock of the Company's direct subsidiaries and are also supported by guarantees provided by all of the Company's current material subsidiaries and all future material subsidiaries.

In addition, the Company's Canadian subsidiary has $10,000,000 available for borrowing under a secured revolving line of credit and bankers' acceptances. Borrowings are payable upon demand and bear interest at either the bank's prime lending rate, U.S. dollar base rate in Canada, or LIBOR plus 1.50% for periods up to 180 days. At December 31, 2002, no amounts were outstanding on this facility.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth. Interest expense, which approximates interest paid, amounted to $23,268,000 in 2002, $2,751,000 in 2001, and $341,000 in 2000.


15. CONTINGENCIES

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

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, the Company made a $14,000,000 payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the possible range of the remaining payments that may be due to the former parent to be approximately $0 to $16,000,000 in additional taxes and $0 to $9,000,000 in related interest, net of tax benefit. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations and financial position.

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material adverse effect on the financial position or results of operations of the Company.


16. GUARANTOR AND NON-GUARANTOR SUBSIDIARIES

The following condensed consolidating financial statements set forth the Company's balance sheets as of December 31, 2002 and 2001 and the statements of income and statements of cash flows for the years ended December 31, 2002, 2001, and 2000. In the following schedules "Parent Company" refers to Roadway Corporation, "Guarantor Subsidiaries" refers to non-minor domestic subsidiaries, and "Non-guarantor subsidiaries" refers to foreign and minor domestic subsidiaries and "Eliminations" represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company's subsidiaries.

CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2002

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
Cash and cash equivalents                       $    12       $    88         $     7          $    --         $   107
Accounts receivable, including retained
   interest in securitized receivables, net          --           216              14               --             230
Due from affiliates                                  11           330               2             (343)             --
Prepaid expenses and supplies                        --            17              --               --              17
Deferred income taxes                                --            22              --               --              22
Assets of discontinued operations                    --            87              --               --              87
                                                -------       -------         -------          -------         -------
   Total current assets                              23           760              23             (343)            463
Carrier operating property, at cost                  --         1,488              28               --           1,516
Less allowance for depreciation                      --           992              15               --           1,007
                                                -------       -------         -------          -------         -------
   Net carrier operating property                    --           496              13               --             509
Goodwill, net                                        --           269              15               --             284
Investment in subsidiaries                          656             4              --             (660)             --
Deferred income taxes                                 4            36              --               --              40
Long-term assets                                     10            30              --               --              40
                                                -------       -------         -------          -------         -------
   Total assets                                 $   693       $ 1,595         $    51          $(1,003)        $ 1,336
                                                =======       =======         =======          =======         =======
Accounts payable                                $   (12)      $   195         $    11          $    --         $   194
Due to affiliates                                   310             2              31             (343)             --
Salaries and wages                                    2           145               4               --             151
Current portion of long-term debt                    --            34              --               --              34
Freight and casualty claims payable                  --            49               1               --              50
Liabilities of discontinued operations               --            32              --               --              32
                                                -------       -------         -------          -------         -------
   Total current liabilities                        300           457              47             (343)            461
Casualty claims and other                             5            62              --               --              67
Deferred income taxes                                --            11              --               --              11
Long-term debt                                       --           274              --               --             274
Accrued pension and retiree medical                  --           135              --               --             135
Total shareholders' equity                          388           656               4             (660)            388
                                                -------       -------         -------          -------         -------
   Total liabilities and shareholders' equity   $   693       $ 1,595         $    51          $(1,003)        $ 1,336
                                                =======       =======         =======          =======         =======

CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2001

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
Cash and cash equivalents                       $    35       $    74         $     1          $    --         $   110
Accounts receivable, including retained
   interest in securitized receivables, net           1           167              15               --             183
Due from affiliates                                  11           371               1             (383)             --
Prepaid expenses and supplies                        --            14              --               --              14
Deferred income taxes                                --            16              --               --              16
Assets of discontinued operations                   135            --             135
                                                -------       -------         -------          -------         -------
   Total current assets                              47           777              17             (383)            458
Carrier operating property, at cost                  --         1,431              26               78           1,535
Less allowance for depreciation                      --           921              13               78           1,012
                                                -------       -------         -------          -------         -------
   Net carrier operating property                    --           510              13               --             523
Goodwill, net                                        --           242              15               --             257
Investment in subsidiaries                          662            (4)             --             (658)             --
Deferred income taxes                                --            31              --               --              31
Long-term assets                                     10            24              --               --              34
                                                -------       -------         -------          -------         -------
   Total assets                                 $   719       $ 1,580         $    45          $(1,041)        $ 1,303
                                                =======       =======         =======          =======         =======

Accounts payable                                $    13       $   158         $     9          $    --         $   180
Due to affiliates                                   346             1              36             (383)             --
Salaries and wages                                   --           117               3               --             120
Current portion of long-term debt                    --            18              --               --              18
Freight and casualty claims payable                  --            52               1               --              53
Liabilities of discontinued operations               --            67              --               --              67
                                                -------       -------         -------          -------         -------
   Total current liabilities                        359           413              49             (383)            438
Casualty claims and other                            --            66              --               --              66
Deferred income taxes                                --            11              --               --              11
Long-term debt                                       --           307              --               --             307
Accrued pension and retiree medical                  --           121              --               --             121
Total shareholders' equity                          360           662              (4)            (658)            360
                                                -------       -------         -------          -------         -------
   Total liabilities and shareholders' equity   $   719       $ 1,580         $    45          $(1,041)        $ 1,303
                                                =======       =======         =======          =======         =======

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2002

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
Revenue                                         $    --       $ 2,886         $   126          $    (1)        $ 3,011
Operating expenses:
   Salaries, wages and benefits                       8         1,888              39               --           1,935
   Operating supplies and expenses                   (8)          460              28               (1)            479
   Purchased transportation                          --           250              40               --             290
   Operating taxes and licenses                      --            74               2               --              76
   Insurance and claims expenses                     --            62               1               --              63
   Provision for depreciation                        --            73               4               --              77
   Net loss (gain) on disposal of
      operating property                             --            (1)             --               --              (1)
   Results of affiliates                            (40)           (8)             --               48              --
                                                -------       -------         -------          -------         -------
Total operating expenses                            (40)        2,798             114               47           2,919
                                                -------       -------         -------          -------         -------
Operating income from continuing operations          40            88              12              (48)             92
Other (expenses), net                                (2)          (29)              1               --             (30)
                                                -------       -------         -------          -------         -------
Income from continuing operations before
   income taxes                                      38            59              13              (48)             62
Provision for income taxes                           (1)           23               5               --              27
                                                -------       -------         -------          -------         -------
Income from continuing operations                    39            36               8              (48)             35
Income from discontinued operations                  --             4              --               --               4
                                                -------       -------         -------          -------         -------
Net income                                      $    39       $    40         $     8          $   (48)        $    39
                                                =======       =======         =======          =======         =======


YEAR ENDED DECEMBER 31, 2001

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
Revenue                                         $    --       $ 2,658         $   122          $    (1)        $ 2,779
Operating expenses:
   Salaries, wages and benefits                       3         1,738              40               --           1,781
   Operating supplies and expenses                    1           449              29               (1)            478
   Purchased transportation                          --           231              41               --             272
   Operating taxes and licenses                      --            69               2               --              71
   Insurance and claims expenses                     --            46               1               --              47
   Provision for depreciation                        --            66               4               --              70
   Net loss (gain) on disposal of
      operating property                             --             1              --               --               1
   Results of affiliates                            (32)           (2)             --               34              --
                                                -------       -------         -------          -------         -------
Total operating expenses                            (28)        2,598             117               33           2,720
                                                -------       -------         -------          -------         -------
Operating income from continuing operations          28            60               5              (34)             59
Other (expenses), net                                --            (4)             (2)              --              (6)
                                                -------       -------         -------          -------         -------
Income from continuing operations before
   income taxes                                      28            56               3              (34)             53
Provision for income taxes                           (3)           24               1               --              22
                                                -------       -------         -------          -------         -------
Income from continuing operations                    31            32               2              (34)             31
Income from discontinued operations                  --            --              --               --              --
                                                -------       -------         -------          -------         -------
Net income                                      $    31       $    32         $     2          $   (34)        $    31
                                                =======       =======         =======          =======         =======

YEAR ENDED DECEMBER 31, 2000

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
Revenue                                         $    --       $ 2,922         $   120          $    (2)        $ 3,040
Operating expenses:
   Salaries, wages and benefits                      --         1,848              42               --           1,890
   Operating supplies and expenses                   --           513              33               (1)            545
   Purchased transportation                          --           272              37               (1)            308
   Operating taxes and licenses                      --            76               1               --              77
   Insurance and claims expenses                     --            63               2               --              65
   Provision for depreciation                        --            52               4               --              56
   Net loss on disposal of
      operating property                             --             2              --               --               2
   Results of affiliates                             --             6              --               (6)             --
                                                -------       -------         -------          -------         -------
Total operating expenses                             --         2,832             119               (8)          2,943
                                                -------       -------         -------          -------         -------
Operating income from continuing operations          --            90               1                6              97
Other income (expenses), net                         --             8              (7)              --               1
                                                -------       -------         -------          -------         -------
Income (loss) from continuing operations
   before income taxes                               --            98              (6)               6              98
Provision for income taxes                           --            41              --               --              41
                                                -------       -------         -------          -------         -------
Income (loss) from continuing operations             --            57              (6)               6              57
Income from discontinued operations                  --            --              --               --              --
                                                -------       -------         -------          -------         -------
Net income (loss)                               $    --       $    57         $    (6)         $     6         $    57
                                                =======       =======         =======          =======         =======

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
NET CASH (USED) PROVIDED BY CONTINUING
   OPERATING ACTIVITIES                         $   (61)      $   155         $     9          $    --         $   103

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property,             --           (63)             (3)              --             (66)
   net
Business acquisitions                               (24)           --              --               --             (24)
                                                -------       -------         -------          -------         -------
   Net cash (used) by investing activities          (24)          (63)             (3)              --             (90)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                       (4)           --              --               --              (4)
Transfers to (from) parent                           85           (67)             --               --              18
Accounts receivable securitization                   --            --              --               --              --
Treasury stock activity--net                         (1)           --              --               --              (1)
Debt issuance costs                                  --            --              --               --              --
Long-term debt                                      (18)           --              --               --             (18)
                                                -------       -------         -------          -------         -------
   Net cash provided (used) by financing
   activities                                        62           (67)             --               --              (5)
Effect of exchange rates on cash                     --            --              --               --              --
                                                -------       -------         -------          -------         -------
Net (decrease) increase in cash and cash
   equivalents from continuing operations           (23)           25               6               --               8
Net (decrease) in cash and cash
   equivalents from discontinued operations          --           (11)             --               --             (11)
Cash and cash equivalents at beginning
   of year                                           35            74               1               --             110
                                                -------       -------         -------          -------         -------
Cash and cash equivalents at end of year        $    12       $    88         $     7          $    --         $   107
                                                =======       =======         =======          =======         =======

YEAR ENDED DECEMBER 31, 2001

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
NET CASH PROVIDED BY CONTINUING OPERATING
   ACTIVITIES                                   $    14       $    99         $    --          $    --         $   113

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property,             --           (64)             (3)              --             (67)
   net
Business acquisitions                              (453)           40              --               --            (413)
                                                -------       -------         -------          -------         -------
   Net cash (used) by investing activities         (453)          (24)             (3)              --            (480)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                      161          (164)             --               --              (3)
Accounts receivable securitization                   --           100              --               --             100
Treasury stock activity--net                         (1)           --              --               --              (1)
Debt issuance costs                                 (11)           --              --               --             (11)
Long-term debt                                      325            --              --               --             325
                                                -------       -------         -------          -------         -------
   Net cash provided (used) by financing
   activities                                       474           (64)             --               --             410
Effect of exchange rates on cash                     --            --              --               --              --
                                                -------       -------         -------          -------         -------
Net increase (decrease) in cash and cash
   equivalents from continuing operations            35            11              (3)              --              43
Net increase in cash and cash equivalents
  from discontinued operations                       --             2              --               --               2
                                                -------       -------         -------          -------         -------
Cash and cash equivalents at beginning
   of year                                           --            61               4               --              65
                                                -------       -------         -------          -------         -------
Cash and cash equivalents at end of year        $    35       $    74         $     1          $    --         $   110
                                                =======       =======         =======          =======         =======


YEAR ENDED DECEMBER 31, 2000

                                                            GUARANTOR      NON-GUARANTOR
                                                 PARENT    SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                -------    ------------    -------------    ------------    ------------
                                                                              (in millions)
NET CASH PROVIDED (USED) BY CONTINUING
   OPERATING ACTIVITIES                         $    --       $   100         $    (3)         $    --         $    97

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property,             --          (103)             (3)              --            (106)
   net
Business acquisitions                                --            (3)             --               --              (3)
                                                -------       -------         -------          -------         -------
   Net cash (used) by investing activities           --          (106)             (3)              --            (109)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                       --            (4)             --               --              (4)
Treasury stock activity--net                         --            --              --               --              --
                                                -------       -------         -------          -------         -------
   Net cash (used) by financing activities           --            (4)             --               --              (4)
Effect of exchange rates on cash                     --            --              --               --              --
                                                -------       -------         -------          -------         -------
Net (decrease) in cash and cash
   equivalents from continuing operations            --           (10)             (6)              --             (16)
Net (decrease) in cash and cash
   equivalents from discontinued operations          --            --              --               --              --
                                                -------       -------         -------          -------         -------
Cash and cash equivalents at
   beginning of year                                 --            71              10               --              81
                                                -------       -------         -------          -------         -------
Cash and cash equivalents at end of year        $    --       $    61         $     4          $    --         $    65
                                                =======       =======         =======          =======         =======

Report of Ernst & Young LLP
Independent Auditors


To the Board of Directors and Shareholders of Roadway Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of Roadway Corporation and subsidiaries as of December 31, 2002 and 2001, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Akron, Ohio
January 22, 2003

SELECTED QUARTERLY FINANCIAL DATA
ROADWAY CORPORATION AND SUBSIDIARIES

                                     1ST QUARTER               2ND QUARTER                3RD QUARTER               4TH QUARTER
                               -----------------------   -----------------------   -----------------------   -----------------------
                                  2002         2001         2002         2001         2002         2001         2002         2001
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (in thousands, except per share data)
Revenue                        $  598,967   $  650,485   $  656,003   $  642,109   $  681,696   $  631,657   $1,074,110   $  854,640
Operating income from
   continuing operations       $    3,707   $   14,103   $   14,806   $    6,143   $   18,050   $   14,161   $   55,285   $   24,288
(Loss) income from
   continuing operations       $   (1,873)  $    4,990   $    4,636   $    4,023   $    6,456   $    8,173   $   25,923   $   13,477
Income from discontinued
   operations                  $      124   $       --   $    1,038   $       --   $      480   $       --   $    2,140   $      174

Net (loss) income              $   (1,749)  $    4,990   $    5,674   $    4,023   $    6,936   $    8,173   $   28,063   $   13,651
Basic (loss) earnings per
   share from:
      Continuing operations    $    (0.10)  $     0.27   $     0.25   $     0.22   $     0.35   $     0.44   $     1.40   $     0.73
      Discontinued operations  $     0.01   $       --   $     0.05   $       --   $     0.03   $       --   $     0.11   $     0.01
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Basic (loss) earnings per
   share                       $    (0.09)  $     0.27   $     0.30   $     0.22   $     0.38   $     0.44   $     1.51   $     0.74
Diluted (loss) earnings
   per  share from:
      Continuing operations    $    (0.10)  $     0.26   $     0.25   $     0.22   $     0.33   $     0.43   $     1.37   $     0.72
      Discontinued operations  $     0.01   $       --   $     0.05   $       --   $     0.03   $       --   $     0.11   $     0.01
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted (loss) earnings per
   share                       $    (0.09)  $     0.26   $     0.30   $     0.22   $     0.36   $     0.43   $     1.48   $     0.73

Common stock:
      High                     $    41.22   $    28.44   $    37.75   $    27.30   $    37.00   $    30.30   $    41.27   $    38.40
      Low                      $    33.87   $    19.19   $    28.94   $    20.75   $    20.58   $    21.55   $    27.66   $    21.06

Dividends declared per share   $     0.05   $     0.05   $     0.05   $     0.05   $     0.05   $     0.05   $     0.05   $     0.05

Average shares outstanding
      -basic                       18,555       18,451       18,474       18,440       18,478       18,455       18,519       18,581
      -diluted                     18,555       18,912       18,888       18,901       18,914       18,987       19,035       18,954


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

There are approximately 27,500 holders of record of Common Stock.

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

HISTORICAL DATA
ROADWAY CORPORATION AND SUBSIDIARIES

                                                  2002           2001           2000          1999          1998
                                              -----------    -----------    -----------   -----------   -----------
                                                            (in thousands, except per share data)
Revenue                                       $ 3,010,776    $ 2,778,891    $ 3,039,560   $ 2,813,214   $ 2,654,094
Operating Expenses
   Salaries, wages and benefits                 1,934,482      1,781,243      1,889,928     1,793,594     1,724,970
   Operating supplies and expenses                479,415        477,981        544,774       468,452       456,884
   Purchased transportation                       289,612        271,964        308,089       289,544       260,445
   Operating taxes and licenses                    76,662         71,360         78,271        76,113        74,604
   Insurance and claims                            63,621         47,028         64,442        62,700        53,948
   Provision for depreciation                      75,786         70,186         55,675        45,492        41,422
   Net (gain) loss on sale of
      carrier operating property                     (650)           434          1,969           103        (2,239)
                                              -----------    -----------    -----------   -----------   -----------
Total operating expenses                        2,918,928      2,720,196      2,943,148     2,735,998     2,610,034
                                              -----------    -----------    -----------   -----------   -----------
Operating income from continuing operations        91,848         58,695         96,412        77,216        44,060
Other (expense) income - net                      (29,811)        (5,818)         1,872         2,529         1,353
                                              -----------    -----------    -----------   -----------   -----------
Income from continuing operations before
   income taxes                                    62,037         52,877         98,284        79,745        45,413
Provision for income taxes                         26,895         22,214         41,742        33,972        19,379
                                              -----------    -----------    -----------   -----------   -----------
Income from continuing operations                  35,142         30,663         56,542        45,773        26,034
Income from discontinued operations                 3,782            174             --            --            --
                                              -----------    -----------    -----------   -----------   -----------
Net income                                    $    38,924    $    30,837    $    56,542   $    45,773   $    26,034
                                              ===========    ===========    ===========   ===========   ===========
Basic earnings per share from:
      Continuing operations                   $      1.90    $      1.66    $      3.03   $      2.43   $      1.33
      Discontinued operations                        0.20           0.01             --            --            --
                                              -----------    -----------    -----------   -----------   -----------
Basic earnings per share                      $      2.10    $      1.67    $      3.03   $      2.43   $      1.33
Diluted earnings per share from:
      Continuing operations                   $      1.85    $      1.63    $      2.98   $      2.39   $      1.31
      Discontinued operations                        0.20           0.01             --            --            --
                                              -----------    -----------    -----------   -----------   -----------
Diluted earnings per share                    $      2.05    $      1.64    $      2.98   $      2.39   $      1.31
Cash dividends declared per share             $      0.20    $      0.20    $      0.20   $      0.20   $      0.20
Average number of shares outstanding
      -basic                                       18,507         18,490         18,662        18,811        19,617
      -diluted                                     18,999         18,808         18,992        19,119        19,815
Total assets                                  $ 1,335,873    $ 1,302,849    $   870,405   $   831,408   $   748,833
Long-term debt, net of current portion        $   273,513    $   307,000    $        --   $        --   $        --
Total shareholders' equity                    $   387,869    $   359,895    $   339,871   $   290,955   $   249,609
Tons of freight - less-than-truckload               6,788          6,073          6,875         6,779         6,566
                - truckload                         1,413          1,375          1,571         1,665         1,632
                                              -----------    -----------    -----------   -----------   -----------
Total                                               8,201          7,448          8,446         8,444         8,198
Intercity miles                                   725,733        690,376        779,009       755,855       718,238
Ton miles                                       9,593,407      9,701,202     10,991,576    11,011,683    10,752,532